English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the

Years Ended December 31, 2021 and 2020 and

Independent Auditors’ Report

- 0 -

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited (the “Company”), which comprise the parent company only balance sheets as of December 31, 2021 and 2020, and the parent company only statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the accompanying parent company only financial position of the Company as of December 31, 2021 and 2020, and its parent company only financial performance and its parent company only cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the parent company only financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter for the Company’s parent company only financial statements for the year ended December 31, 2021 is stated as follows:

Property, plant and equipment (PP&E) – commencement of depreciation related to PP&E classified as equipment under installation and construction in progress (EUI/CIP)

Refer to Notes 4, 5 and 12 to the parent company only financial statements.

1

The Company’s evaluation of when to commence depreciation of EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.

Given the subjectivity in determining the date to commence depreciation of EUI/CIP, performing audit procedures to evaluate the reasonableness of the Company’s judgments and assumptions required a high degree of auditor judgment. Consequently, the validity of commencement of depreciation related to PP&E classified as EUI/CIP is identified as a key audit matter.

Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:

1.	We read the Company’s policy and understood the criteria used to determine when to commence depreciation.

2.	We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/CIP.

3.	We sampled the year-end balance of EUI/CIP and performed the following for each selection:

a.	Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.

b.	Observed the assets and evaluated their status.

4.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.

5.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.

Responsibilities of Management and Those Charged with Governance for the Parent Company Only Financial Statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

2

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements for the year ended December 31, 2021 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

3

The engagement partners on the audit resulting in this independent auditors’ report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 15, 2022

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

4

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2021		December 31, 2020
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$396,294,241	12	$303,165,717	11
Financial assets at fair value through profit or loss (Note 7)	145,280	-	2,125,825	-
Notes and accounts receivable, net (Note 9)	45,900,297	2	34,611,115	1
Receivables from related parties (Note 30)	138,352,374	4	101,781,174	4
Other receivables from related parties (Note 30)	5,227,425	-	1,714,334	-
Inventories (Notes 5 and 10)	185,159,848	5	130,298,036	5
Other financial assets	3,861,859	-	1,425,594	-
Other current assets	8,264,613	-	5,827,453	-

Total current assets	783,205,937	23	580,949,248	21

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	998,400	-	834,830	-
Investments accounted for using equity method (Note 11)	602,642,544	18	564,597,508	21
Property, plant and equipment (Notes 5 and 12)	1,889,970,529	56	1,511,784,556	55
Right-of-use assets (Notes 5 and 13)	30,123,052	1	25,184,827	1
Intangible assets (Notes 5 and 14)	22,910,400	1	21,733,597	1
Deferred income tax assets (Notes 5 and 23)	47,780,990	1	24,678,225	1
Refundable deposits	862,893	-	1,249,552	-
Other noncurrent assets	400	-	2,492,770	-

Total noncurrent assets	2,595,289,208	77	2,152,555,865	79

TOTAL	$3,378,495,145	100	$2,733,505,113	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 15 and 27)	$114,921,333	3	$175,659,726	7
Financial liabilities at fair value through profit or loss (Note 7)	636,472	-	93,153	-
Accounts payable	41,204,422	1	36,238,637	1
Payables to related parties (Note 30)	7,687,673	-	7,017,623	-
Salary and bonus payable	20,814,434	1	17,478,038	1
Accrued profit sharing bonus to employees and compensation to directors (Note 26)	36,088,986	1	35,262,937	1
Payables to contractors and equipment suppliers	136,212,285	4	156,342,457	6
Cash dividends payable (Note 18)	142,617,093	4	129,651,902	5
Income tax payable (Notes 5 and 23)	58,755,245	2	53,297,025	2
Long-term liabilities - current portion (Notes 16 and 27)	4,400,000	-	2,600,000	-
Accrued expenses and other current liabilities (Notes 5, 13, 19, 27 and 30)	141,495,427	4	66,888,237	2

Total current liabilities	704,833,370	20	680,529,735	25

NONCURRENT LIABILITIES
Bonds payable (Notes 16 and 27)	307,783,409	9	170,450,745	6
Deferred income tax liabilities (Notes 5 and 23)	1,848,966	-	1,716,367	-
Lease liabilities (Notes 5, 13 and 27)	18,742,323	1	18,480,111	1
Net defined benefit liability (Note 17)	11,036,879	-	11,914,074	1
Guarantee deposits	680,137	-	259,073	-
Others (Notes 19 and 30)	165,283,508	5	497,752	-

Total noncurrent liabilities	505,375,222	15	203,318,122	8

Total liabilities	1,210,208,592	35	883,847,857	33

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 18)	259,303,805	8	259,303,805	9
Capital surplus (Note 18)	64,761,602	2	56,347,243	2
Retained earnings (Note 18)
Appropriated as legal capital reserve	311,146,899	9	311,146,899	11
Appropriated as special capital reserve	59,304,212	2	42,259,146	2
Unappropriated earnings	1,536,378,550	46	1,235,280,036	45
	1,906,829,661	57	1,588,686,081	58
Others (Note 18)	(62,608,515)	(2)	(54,679,873)	(2)

Total equity	2,168,286,553	65	1,849,657,256	67

TOTAL	$3,378,495,145	100	$2,733,505,113	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2021		2020
	Amount	%	Amount	%

NET REVENUE (Notes 5, 19 and 30)	$1,574,745,881	100	$1,314,793,013	100

COST OF REVENUE (Notes 5, 10, 26 and 30)	786,116,844	50	632,788,990	48

GROSS PROFIT	788,629,037	50	682,004,023	52

OPERATING EXPENSES (Notes 5, 26 and 30)
Research and development	123,417,275	8	108,613,789	8
General and administrative	30,967,600	2	26,312,285	2
Marketing	4,282,882	-	4,359,436	1

Total operating expenses	158,667,757	10	139,285,510	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 12, 13 and 26)	(328,444)	-	746,994	-

INCOME FROM OPERATIONS	629,632,836	40	543,465,507	41

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 11)	26,837,174	2	34,902,194	3
Interest income (Note 20)	927,754	-	951,877	-
Other income	789,810	-	209,885	-
Foreign exchange gain (loss), net (Note 32)	14,682,696	1	(1,759,386)	-
Finance costs (Note 21)	(2,534,721)	-	(1,766,297)	-
Other gains and losses, net (Note 22)	(9,833,358)	(1)	6,615,162	-

Total non-operating income and expenses	30,869,355	2	39,153,435	3

INCOME BEFORE INCOME TAX	660,502,191	42	582,618,942	44

INCOME TAX EXPENSE (Notes 5 and 23)	63,962,178	4	64,733,555	5

NET INCOME	596,540,013	38	517,885,387	39

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 5, 11, 17, 18 and 23)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	242,079	-	(3,516,749)	-
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	170,127	-	(41,995)	-
Gain (loss) on hedging instruments	(41,416)	-	24,085	-
Share of other comprehensive gain of subsidiaries and associates	1,697,885	-	453,603	-
Income tax (expense) benefit related to items that will not be reclassified subsequently	(85,269)	-	422,663	-

	1,983,406	-	(2,658,393)	-

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2021		2020
	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$(6,182,507)	-	$(29,853,603)	(2)
Share of other comprehensive gain/(loss) of subsidiaries and associates	(3,422,853)	-	2,190,087	-

	(9,605,360)	-	(27,663,516)	(2)

Other comprehensive loss for the year, net of income tax	(7,621,954)	-	(30,321,909)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$588,918,059	38	$487,563,478	37

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$23.01		$19.97
Diluted earnings per share	$23.01		$19.97

The accompanying notes are an integral part of the parent company only financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

								Others
									Unrealized Gain
									(Loss) on Financial Assets
								Foreign	at Fair Value		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Through Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Equity

BALANCE, JANUARY 1, 2020	25,930,380	$259,303,805	$56,339,709	$311,146,899	$10,675,106	$1,011,512,974	$1,333,334,979	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)	$1,621,410,124

Appropriations of earnings
Special capital reserve	-	-	-	-	31,584,040	(31,584,040)	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(259,303,805)	(259,303,805)	-	-	-	-	-	(259,303,805)
Total	-	-	-	-	31,584,040	(290,887,845)	(259,303,805)	-	-	-	-	-	(259,303,805)

Net income in 2020	-	-	-	-	-	517,885,387	517,885,387	-	-	-	-	-	517,885,387

Other comprehensive income (loss) in 2020, net of income tax	-	-	-	-	-	(3,121,793)	(3,121,793)	(30,130,227)	2,906,026	24,085	-	(27,200,116)	(30,321,909)

Total comprehensive income (loss) in 2020	-	-	-	-	-	514,763,594	514,763,594	(30,130,227)	2,906,026	24,085	-	(27,200,116)	487,563,478

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(108,687)	(108,687)	-	108,687	-	-	108,687	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(20,265)	-	(20,265)	(20,265)

Adjustments to share of changes in equities of associates	-	-	292	-	-	-	-	-	-	-	190	190	482

Donation from shareholders	-	-	7,242	-	-	-	-	-	-	-	-	-	7,242

BALANCE, DECEMBER 31, 2020	25,930,380	259,303,805	56,347,243	311,146,899	42,259,146	1,235,280,036	1,588,686,081	(57,001,627)	2,321,754	-	-	(54,679,873)	1,849,657,256

Appropriations of earnings
Special capital reserve	-	-	-	-	17,045,066	(17,045,066)	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(278,751,590)	(278,751,590)	-	-	-	-	-	(278,751,590)
Total	-	-	-	-	17,045,066	(295,796,656)	(278,751,590)	-	-	-	-	-	(278,751,590)

Net income in 2021	-	-	-	-	-	596,540,013	596,540,013	-	-	-	-	-	596,540,013

Other comprehensive income (loss) in 2021, net of income tax	-	-	-	-	-	167,503	167,503	(6,301,734)	(1,559,790)	72,067	-	(7,789,457)	(7,621,954)

Total comprehensive income (loss) in 2021	-	-	-	-	-	596,707,516	596,707,516	(6,301,734)	(1,559,790)	72,067	-	(7,789,457)	588,918,059

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	187,654	187,654	-	(187,654)	-	-	(187,654)	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	48,469	-	48,469	48,469

Adjustments to share of changes in equities of associates	-	-	4,796	-	-	-	-	-	-	-	-	-	4,796

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	8,406,282

From share of changes in equities of subsidiaries	-	-	(7,891)	-	-	-	-	-	-	-	-	-	(7,891)

Donation from shareholders	-	-	11,172	-	-	-	-	-	-	-	-	-	11,172

BALANCE, DECEMBER 31, 2021	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$2,168,286,553

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$660,502,191	$582,618,942
Adjustments for:
Depreciation expense	402,931,257	313,379,686
Amortization expense	8,100,730	7,047,694
Finance costs	2,534,721	1,766,297
Share of profits of subsidiaries and associates	(26,837,174)	(34,902,194)
Interest income	(927,754)	(951,877)
Loss (gain) on disposal or retirement of property, plant and equipment, net	222,387	(266,581)
Gain on disposal or retirement of intangible assets, net	(7,332)	(7,960)
Impairment loss on property, plant and equipment	274,388	-
Gain on financial instruments at fair value through profit or loss, net	-	(8,289)
Gain on foreign exchange, net	(16,975,706)	(7,747,615)
Dividend income	(178,979)	(186,854)
Others	(370,086)	13,808
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	2,482,448	(2,973,199)
Notes and accounts receivable, net	(11,289,182)	13,002,568
Receivables from related parties	(36,571,200)	(19,586,673)
Other receivables from related parties	(3,503,728)	(684,360)
Inventories	(54,861,812)	(54,034,185)
Other financial assets	(2,371,699)	(1,091,188)
Other current assets	(2,445,945)	(1,174,789)
Accounts payable	4,965,785	400,931
Payables to related parties	(746,871)	1,300,988
Salary and bonus payable	3,336,396	3,262,877
Accrued profit sharing bonus to employees and compensation to directors	826,049	11,736,788
Accrued expenses and other current liabilities	82,992,551	19,228,140
Other noncurrent liabilities	154,036,474	-
Net defined benefit liability	(635,116)	(785,171)
Cash generated from operations	1,165,482,793	829,357,784
Income taxes paid	(81,550,608)	(49,747,636)

Net cash generated by operating activities	1,083,932,185	779,610,148

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Equity interest in subsidiary	(157,243)	(937,679)
Property, plant and equipment	(793,327,208)	(494,310,468)
Intangible assets	(8,998,084)	(9,482,909)
Proceeds from disposal or redemption of:
Property, plant and equipment	462,138	1,070,855
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	6,257	285
Derecognition of hedging financial instruments	-	19,786
Interest received	902,872	958,590
Other dividends received	178,979	186,854
Dividends received from investments accounted for using equity method	2,560,790	2,752,043

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2021	2020

Increase in prepayments for leases	$(1,200,000)	$(4,687,970)
Refundable deposits paid	(225,347)	(667,219)
Refundable deposits refunded	605,714	1,427,743

Net cash used in investing activities	(799,191,132)	(503,670,089)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(50,538,933)	31,944,333
Proceeds from short-term bills payable	-	7,485,303
Repayments of short-term bills payable	-	(7,500,000)
Proceeds from issuance of bonds	142,318,000	149,085,000
Repayment of bonds	(2,600,000)	(31,800,000)
Payments for transaction costs attributable to the issuance of bonds	(146,157)	(155,818)
Repayment of the principal portion of lease liabilities	(1,466,130)	(2,168,114)
Interest paid	(1,997,383)	(1,729,192)
Guarantee deposits received	467,964	144,364
Guarantee deposits refunded	(7,234)	(13,695)
Cash dividends	(265,786,399)	(259,303,805)
Disposal of ownership interests in subsidiaries (without losing control)	9,451,798	-
Payment of partial acquisition of interests in subsidiaries	(21,318,931)	(220,480)
Donation from shareholders	10,876	7,064

Net cash used in financing activities	(191,612,529)	(114,225,040)

NET INCREASE IN CASH AND CASH EQUIVALENTS	93,128,524	161,715,019

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	303,165,717	141,450,698

CASH AND CASH EQUIVALENTS, END OF YEAR	$396,294,241	$303,165,717

The accompanying notes are an integral part of the parent company only financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 15, 2022.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the Company’s accounting policies.

b.	Amendments to the IFRSs issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2022

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Standards 2018 - 2020 Cycle	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

As of the date the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.	Category of financial assets and measurement

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)	Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)	Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)	Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s rights clearly represent a recovery of part of the cost of the investment.

4)	Measured at amortized cost

Cash and cash equivalents, debt instrument investments, notes and accounts receivable (including related parties), other receivables and refundable deposits are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

b.	Impairment of financial assets

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

c.	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

Cash flow hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the subsidiary had directly disposed of the related assets and liabilities.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction, acquisition of the item of property, plant and equipment or borrowing costs eligible for capitalization.

Property, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other identical categories of property, plant and equipment, commences when the assets are available for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessor

Rental income from operating lease is recognized on a straight-line basis over the term of the lease.

The Company as lessee

Except for payments for low-value asset leases and short-term leases (leases of machinery and equipment and others) which are recognized as expenses on a straight-line basis, the Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of the lease.

Right-of-use assets are measured at cost. The cost of right-of-use assets comprises the initial measurement of lease liabilities adjusted for lease payments and initial direct costs made at or before the commencement date, plus an estimate of costs needed to restore the underlying assets. Subsequent measurement is calculated as cost less accumulated depreciation and accumulated impairment loss and adjusted for changes in lease liabilities as a result of lease term modifications or other related factors. Right-of-use assets are presented separately in the parent company only balance sheets.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. If the lease transfers ownership of the underlying assets to the Company by the end of the lease terms or if the cost of right-of-use assets reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are measured at the present value of the lease payments. Lease payments comprise fixed payments, variable lease payments which depend on an index or a rate and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The lease payments are discounted using the lessee’s incremental borrowing rates.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. Lease liabilities are presented on a separate line in the parent company only balance sheets.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the periods in which they are incurred.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Tangible assets, right-of-use assets and other intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets (property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Revenue Recognition

The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods which is generally when the goods are delivered to the customers’ specified locations.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic.

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Critical Accounting Judgments

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied.

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (EUI/CIP)

As described in Note 4, commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

Judgments on Lease Terms

In determining a lease term, the Company considers all facts and circumstances that create an economic incentive to exercise or not to exercise an option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions covered by the optional periods, and the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within the control of the Company occurs.

Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances

Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. The Company periodically reviews the reasonableness of the estimates.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses estimate to determine the net realizable value of inventory at the end of each reporting period.

The Company estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, the Company determines the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Determination of Lessees’ Incremental Borrowing Rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, the Company mainly takes into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2021	December 31, 2020

Cash and deposits in banks	$395,463,340	$303,165,717
Repurchase agreements	830,901	-

	$396,294,241	$303,165,717

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2021	December 31, 2020

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$145,280	$2,125,825

Financial liabilities

Held for trading
Forward exchange contracts	$636,472	$93,153

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

December 31, 2021

Sell NT$	January 2022 to March 2022	NT$	132,734,482

December 31, 2020

Sell NT$	January 2021 to March 2021	NT$	144,697,981

8.	HEDGING FINANCIAL INSTRUMENTS

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the years ended December 31, 2021 and 2020, refer to Note 18(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The effect of hedging foreign currency risk for the years ended December 31, 2021 and 2020 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2021	2020

Hedging Instruments
Forward exchange contracts	$(41,416)	$24,085

Hedged Items
Forecast transaction (capital expenditures)	$41,416	$(24,085)

9.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2021	December 31, 2020

At amortized cost
Notes and accounts receivable	$42,046,293	$31,899,524
Less: Loss allowance	(345,905)	(243,710)
	41,700,388	31,655,814
At FVTOCI	4,199,909	2,955,301

	$45,900,297	$34,611,115

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2021	December 31, 2020

Not past due	$44,056,424	$32,068,195
Past due
Past due within 30 days	2,188,337	2,780,426
Past due 31-60 days	1,369	6,072
Past due 61-120 days	72	37
Past due over 121 days	-	95
Less: Loss allowance	(345,905)	(243,710)

	$45,900,297	$34,611,115

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2021	2020

Balance, beginning of year	$243,710	$319,045
Provision (Reversal)	102,195	(75,335)

Balance, end of year	$345,905	$243,710

For the years ended December 31, 2021 and 2020, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

10.	INVENTORIES
	December 31, 2021	December 31, 2020

Finished goods	$32,290,346	$21,338,980
Work in process	134,097,879	88,575,222
Raw materials	10,368,446	13,758,417
Supplies and spare parts	8,403,177	6,625,417

	$185,159,848	$130,298,036

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue during reporting period. The amounts are illustrated below:

	Years Ended December 31
	2021	2020

Inventory losses	$520,096	$3,642,829

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2021	December 31, 2020

Subsidiaries	$580,702,074	$545,784,630
Associates	21,940,470	18,812,878

	$602,642,544	$564,597,508

a.	Investments in subsidiaries

Subsidiaries consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$374,639,406	$382,229,039	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	73,470,628	64,243,766	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	54,968,185	52,649,936	100%	100%
TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	46,159,494	33,573,482	100%	100%
TSMC Arizona Corporation（TSMC Arizona）	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	16,667,696	842,745	100%	100%
VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	6,521,231	6,363,099	73%	87%
TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	4,871,149	4,568,059	100%	100%
Japan Advanced Semiconductor Manufacturing, Inc.（JASM）	Manufacturing, sales, testing and computer aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	1,383,554	-	100%	-
TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	509,880	537,737	100%	100%
TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	368,144	292,266	100%	100%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	300,401	214,881	98%	98%
Emerging Fund L.P.（Emerging Fund）	Investing in technology start-up companies	Cayman Islands	286,205	-	99.9%	-
TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	270,513	-	100%	-
TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	132,411	144,784	100%	100%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	112,320	82,441	98%	98%
TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	40,857	42,395	100%	100%

			$580,702,074	$545,784,630

The Company established a subsidiary, JASM, in December 2021 and invested in JASM for the amount of NT$1,416,921 thousand in January 2022. After JASM’s capital increase in January 2022, the

Company’s shareholding in JASM decreased from 100% to 81%. This transaction was accounted for as an equity transaction since the transaction did not change the Company’s control over JASM.

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by the Company and an increase of NT$8,406,282 thousand in capital surplus was recognized. The Company’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change the Company’s control over VisEra.

The Company established a subsidiary in March 2021 and continually increased its investment in TSMC 3DIC for the amount of NT$278,986 thousand.

The Company established a subsidiary in January 2021 and continually increased its investment in Emerging Fund for the amount of NT$298,618 thousand.

The Company established a subsidiary in November 2020 and, in both of 2021 and 2020, continually increased its investment in TSMC Arizona for the amount of NT$20,787,702 thousand and NT$855,599 thousand, respectively. Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

The Company established a subsidiary in January 2020 and, in both of 2021 and 2020, continually increased its investment in TSMC JDC for the amount of NT$108,120 thousand and NT$302,560 thousand, respectively.

b.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$10,613,127	$9,029,890	28%	28%

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	6,795,699	$5,900,245	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,046,961	2,554,123	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,484,683	1,328,620	35%	35%

			$21,940,470	$18,812,878

As of December 31, 2021 and 2020, no investments in associates are individually material to the Company. Please refer to the parent company only statements of comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2021	December 31, 2020

VIS	$73,347,312	$53,849,925
GUC	$27,359,085	$15,827,184
Xintec	$15,913,315	$20,420,233

12.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2021	December 31, 2020

Assets used by the Company	$1,889,970,502	$1,510,807,506
Assets subject to operating leases	27	977,050

	$1,889,970,529	$1,511,784,556

a.	Assets used by the Company

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2021	$3,212,000	$485,468,808	$3,449,111,312	$63,277,681	$220,142,047	$4,221,211,848
Additions	-	51,472,846	391,166,029	8,187,623	332,505,897	783,332,395
Disposals or retirements	-	(29,280)	(27,144,388)	(153,243)	-	(27,326,911)
Transfers from assets subject to operating leases	-	-	1,443,590	-	-	1,443,590
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)

Balance at December 31, 2021	$3,212,000	$536,912,374	$3,814,331,964	$71,312,061	$552,647,944	$4,978,416,343

Accumulated depreciation and impairment

Balance at January 1, 2021	$-	$249,513,714	$2,420,657,989	$40,232,639	$-	$2,710,404,342
Additions	-	31,932,475	360,603,748	8,219,832	-	400,756,055
Disposals or retirements	-	(24,664)	(23,180,397)	(152,420)	-	(23,357,481)
Transfers from assets subject to operating leases	-	-	436,816	-	-	436,816
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388

Balance at December 31, 2021	$-	$281,421,525	$2,758,724,265	$48,300,051	$-	$3,088,445,841

Carrying amounts at December 31, 2021	$3,212,000	$255,490,849	$1,055,607,699	$23,012,010	$552,647,944	$1,889,970,502

(Continued)

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2020	$3,212,000	$401,141,445	$2,737,813,896	$49,644,875	$526,396,815	$3,718,209,031
Additions (deductions)	-	84,352,769	720,459,185	14,343,705	(306,254,768)	512,900,891
Disposals or retirements	-	(25,406)	(7,962,758)	(710,899)	-	(8,699,063)
Transfers to assets subject to operating leases	-	-	(1,199,011)	-	-	(1,199,011)

Balance at December 31, 2020	$3,212,000	$485,468,808	$3,449,111,312	$63,277,681	$220,142,047	$4,221,211,848

Accumulated depreciation and impairment

Balance at January 1, 2020	$-	$222,235,137	$2,150,734,249	$34,357,425	$-	$2,407,326,811
Additions	-	27,292,400	277,252,114	6,584,391	-	311,128,905
Disposals or retirements	-	(13,823)	(7,125,781)	(709,177)	-	(7,848,781)
Transfers to assets subject to operating leases	-	-	(202,593)	-	-	(202,593)

Balance at December 31, 2020	$-	$249,513,714	$2,420,657,989	$40,232,639	$-	$2,710,404,342

Carrying amounts at December 31, 2020	$3,212,000	$235,955,094	$1,028,453,323	$23,045,042	$220,142,047	$1,510,807,506

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2021, the Company recognized an impairment loss of NT$274,388 thousand for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2021	$182,643	$1,199,011	$1,381,654
Transfers to assets used by the Company	-	(1,443,590)	(1,443,590)
Transfers from assets used by the Company	-	244,579	244,579

Balance at December 31, 2021	$182,643	$-	$182,643

Accumulated depreciation

Balance at January 1, 2021	$182,612	$221,992	$404,604
Additions	4	146,545	146,549
Transfers to assets used by the Company	-	(436,816)	(436,816)
Transfers from assets used by the Company	-	68,279	68,279

Balance at December 31, 2021	$182,616	$-	$182,616

Carrying amounts at December 31, 2021	$27	$-	$27

(Continued)

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2020	$494,582	$-	$494,582
Disposals or retirements	(311,939)	-	(311,939)
Transfers from assets used by the Company	-	1,199,011	1,199,011

Balance at December 31, 2020	$182,643	$1,199,011	$1,381,654

Accumulated depreciation

Balance at January 1, 2020	$476,168	$-	$476,168
Additions	12,210	19,399	31,609
Disposals or retirements	(305,766)	-	(305,766)
Transfers from assets used by the Company	-	202,593	202,593

Balance at December 31, 2020	$182,612	$221,992	$404,604

Carrying amounts at December 31, 2020	$31	$977,019	$977,050

(Concluded)

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms ranging between approximately 1 to 2 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.

The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	December 31, 2021	December 31, 2020

Year 1	$986	$132,128

13.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2021	December 31, 2020

Carrying amounts

Land	$29,525,788	$24,874,590
Buildings	574,009	283,086
Office equipment	23,255	27,151

	$30,123,052	$25,184,827

	Years Ended December 31
	2021	2020

Additions to right-of-use assets	$7,053,815	$12,558,794

Depreciation of right-of-use assets
Land	$1,810,555	$1,298,315
Buildings	203,006	131,436
Machinery and equipment	-	775,809
Office equipment	15,092	13,612

	$2,028,653	$2,219,172

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$59,887	$52,317

b.	Lease liabilities

	December 31, 2021	December 31, 2020

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$1,591,153	$1,379,097
Noncurrent portion	18,742,323	18,480,111

	$20,333,476	$19,859,208

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2021	December 31, 2020

Land	0.39%-0.94%	0.48%-0.94%
Buildings	0.39%-0.71%	0.54%-0.71%
Office equipment	0.28%-0.69%	0.28%-0.71%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 22 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 2 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	December 31, 2021	December 31, 2020

Year 1	$60,771	$142,340

e.	Other lease information

	Years Ended December 31
	2021	2020

Expenses relating to short-term leases	$5,250,134	$3,171,455
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$125,592	$212,955
Total cash outflow for leases	$6,975,064	$5,823,617

14.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2021	$1,567,756	$22,110,332	$35,685,061	$11,245,851	$70,609,000
Additions	-	1,372,806	7,686,449	219,505	9,278,760
Disposals or retirements	-	-	(299,060)	-	(299,060)

Balance at December 31, 2021	$1,567,756	$23,483,138	$43,072,450	$11,465,356	$79,588,700

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,174,686	$29,683,225	$7,017,492	$48,875,403
Additions	-	2,686,786	4,214,190	1,199,754	8,100,730
Disposals or retirements	-	-	(297,833)	-	(297,833)

Balance at December 31, 2021	$-	$14,861,472	$33,599,582	$8,217,246	$56,678,300

Carrying amounts at December 31, 2021	$1,567,756	$8,621,666	$9,472,868	$3,248,110	$22,910,400

Cost

Balance at January 1, 2020	$1,567,756	$15,801,406	$32,518,813	$8,271,046	$58,159,021
Additions	-	6,308,926	3,226,715	2,974,805	12,510,446
Disposals or retirements	-	-	(60,467)	-	(60,467)

Balance at December 31, 2020	$1,567,756	$22,110,332	$35,685,061	$11,245,851	$70,609,000

Accumulated amortization and impairment

Balance at January 1, 2020	$-	$9,770,225	$26,215,694	$5,901,658	$41,887,577
Additions	-	2,404,461	3,527,399	1,115,834	7,047,694
Disposals or retirements	-	-	(59,868)	-	(59,868)

Balance at December 31, 2020	$-	$12,174,686	$29,683,225	$7,017,492	$48,875,403

Carrying amounts at December 31, 2020	$1,567,756	$9,935,646	$6,001,836	$4,228,359	$21,733,597

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.0% in both years in its test of impairment as of December 31, 2021 and 2020, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2021 and 2020, the Company did not recognize any impairment loss on goodwill.

15.	SHORT-TERM LOANS

	December 31, 2021	December 31, 2020

Unsecured loans	$114,921,333	$88,559,026
Related parties unsecured loans	-	87,100,700

	$114,921,333	$175,659,726
Loan content
US$ (in thousands)	$-	$3,300,000
EUR(in thousands)	3,652,935	2,398,000
Annual interest rate	(0.73)%-0%	(0.54)%-0.33%
Maturity date	Due by June 2022	Due by July 2022

The borrowing rates from loans between the Company and related parties are determined by mutual consent. And the loan are repayable on related parties’ demand.

16.	BONDS PAYABLE

	December 31, 2021	December 31, 2020

Domestic unsecured bonds	$312,448,000	$173,197,000
Less: Discounts on bonds payable	(264,591)	(146,255)
Less: Current portion	(4,400,000)	(2,600,000)

	$307,783,409	$170,450,745

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

101-3	-	October 2012 to October 2022	$4,400,000	1.53%	Bullet repayment; interest payable annually
101-4	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-2	A	July 2013 to July 2020	$10,200,000	1.50%	Bullet repayment; interest payable annually
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-4	D	September 2013 to March 2021	2,600,000	1.85%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually
109-1	A	March 2020 to March 2025	3,000,000	0.58%	The same as above
	B	March 2020 to March 2027	10,500,000	0.62%	The same as above
	C	March 2020 to March 2030	10,500,000	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900,000	0.52%	The same as above
	B	April 2020 to April 2027	10,400,000	0.58%	The same as above
	C	April 2020 to April 2030	5,300,000	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500,000	0.55%	The same as above
	B	May 2020 to May 2027	7,500,000	0.60%	The same as above
	C	May 2020 to May 2030	2,400,000	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700,000	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300,000	0.65%	The same as above
	C	July 2020 to July 2030	1,900,000	0.67%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

109-5	A	September 2020 to September 2025	$4,800,000	0.50%	Two equal installments in last two years; interest payable annually
	B	September 2020 to September 2027	8,000,000	0.58%	The same as above
	C	September 2020 to September 2030	2,800,000	0.60%	The same as above
109-6 (green bond)	A	December 2020 to December 2025	1,600,000	0.40%	The same as above
	B	December 2020 to December 2027	5,600,000	0.44%	The same as above
	C	December 2020 to December 2030	4,800,000	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900,000	0.36%	The same as above
	B	December 2020 to December 2027	10,200,000	0.41%	The same as above
	C	December 2020 to December 2030	6,400,000	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200,000	0.50%	The same as above
	B	May 2021 to May 2028	8,400,000	0.58%	The same as above
	C	May 2021 to May 2031	5,600,000	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900,000	0.52%	The same as above
	B	June 2021 to June 2028	7,900,000	0.58%	The same as above
	C	June 2021 to June 2031	4,900,000	0.65%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

110-4	A	August 2021 to August 2025	$4,000,000	0.485%	Bullet repayment; interest payable annually
	B	August 2021 to August 2026	8,000,000	0.50%	The same as above
	C	August 2021 to August 2028	5,400,000	0.55%	The same as above
	D	August 2021 to August 2031	4,200,000	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200,000	0.535%	The same as above
	B	October 2021 to October 2026	6,900,000	0.54%	The same as above
	C	October 2021 to October 2028	4,600,000	0.60%	The same as above
	D	October 2021 to October 2031	1,600,000	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700,000	0.65%	The same as above
	B	December 2021 to June 2027	3,500,000	0.675%	The same as above
	C	December 2021 to December 2028	5,500,000	0.72%	The same as above

(Concluded)

Issuance	Tranche	Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$	1,000,000	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051		1,000,000	3.10%	The same as above

The Company issued domestic unsecured bonds during the period from January, 1, 2022 to February 15, 2022, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

111-1 (green bond)	A	January 2022 to January 2027	$2,100,000	0.63%	Bullet repayment; interest payable annually
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above

17.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$3,028,282 thousand and NT$2,309,527 thousand for the years ended December 31, 2021 and 2020, respectively.

b.	Defined benefit plans

The Company has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2021	2020

Current service cost	$145,289	$123,311
Net interest expense	47,196	81,604
Components of defined benefit costs recognized in profit or loss	192,485	204,915
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(73,298)	(139,212)
Actuarial loss arising from experience adjustments	94,278	494,051

(Continued)

	Years Ended December 31
	2021	2020

Actuarial loss arising from changes in demographic assumptions	$277,454	$-
Actuarial (gain) loss arising from changes in financial assumptions	(540,513)	3,161,910
Components of defined benefit costs recognized in other comprehensive income	(242,079)	3,516,749

Total	$(49,594)	$3,721,664

(Concluded)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2021	2020

Cost of revenue	$124,548	$126,274
Research and development expenses	52,801	57,306
General and administrative expenses	12,430	18,248
Marketing expenses	2,706	3,087

	$192,485	$204,915

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2021	December 31, 2020

Present value of defined benefit obligation	$16,585,442	$16,980,277
Fair value of plan assets	(5,548,563)	(5,066,203)

Net defined benefit liability	$11,036,879	$11,914,074

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2021	2020

Balance, beginning of year	$16,980,277	$13,484,090
Current service cost	145,289	123,311
Interest expense	66,664	118,808
Remeasurement:
Actuarial loss arising from experience adjustments	94,278	494,051
Actuarial loss arising from changes in demographic assumptions	277,454	-
Actuarial (gain) loss arising from changes in financial assumptions	(540,513)	3,161,910
Benefits paid from plan assets	(431,817)	(398,986)
Benefits paid directly by the Company	(6,190)	(2,907)

Balance, end of year	$16,585,442	$16,980,277

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2021	2020

Balance, beginning of year	$5,066,203	$4,301,594
Interest income	19,468	37,204
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	73,298	139,212
Contributions from employer	821,411	987,179
Benefits paid from plan assets	(431,817)	(398,986)

Balance, end of year	$5,548,563	$5,066,203

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2021	December 31, 2020

Cash	$1,000,961	$632,769
Equity instruments	2,951,835	2,926,745
Debt instruments	1,595,767	1,506,689

	$5,548,563	$5,066,203

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2021	December 31, 2020

Discount rate	0.75%	0.40%
Future salary increase rate	3.00%	3.00% (Note)

Note:	The Company has an additional 20 percent pay raise in 2021.

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)

Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)

Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$780,460 thousand and NT$694,732 thousand as of December 31, 2021 and 2020, respectively.

3)

Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$759,527 thousand and NT$835,964 thousand as of December 31, 2021 and 2020, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$2,269,881 thousand to the defined benefit plans in the next year starting from December 31, 2021. The weighted average duration of the defined benefit obligation is 9 years.

18.	EQUITY

a.	Capital stock

	December 31, 2021	December 31, 2020

Authorized shares (in thousands)	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2021, 1,064,243 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,321,213 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2021	December 31, 2020

Additional paid-in capital	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	-
From share of changes in equities of subsidiaries	113,952	121,843
From share of changes in equities of associates	307,322	302,526
Donations	51,750	40,578

	$64,761,602	$56,347,243

Under the relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of the Company’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit.

c.	Retained earnings and dividend policy

The Company’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by the Company’s Board of Directors and reported to the Company’s shareholders in its meeting. When allocating earnings, the Company shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals the Company’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the Company’s Articles of Incorporation.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2021, 2020 and 2019 quarterly earnings have been approved by the Company’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2021	of 2021	of 2021	of 2021
Company’s Board of	February 15,	November 9,	August 10,	June 9,
Directors in its meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2020	of 2020	of 2020	of 2020
Company’s Board of	February 9,	November 10,	August 11,	May 12,
Directors in its meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2019	of 2019	of 2019	of 2019
Company’s Board of Directors in its meeting	February 11, 2020	November 12, 2019	August 13, 2019	June 5, 2019

Special capital reserve	$16,893,073	$3,289,166	$(3,338,190)	$(4,723,939)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$51,860,761
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.0

The special capital reserve for 2021 is to be presented for approval in the Company’s shareholders’ meeting to be held on June 8, 2022 (expected).

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	(6,182,507)	-	-	-	(6,182,507)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	170,127	-	-	170,127
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(187,654)	-	-	(187,654)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(41,416)	-	(41,416)
Transferred to initial carrying amount of hedged items	-	-	48,469	-	48,469
Share of other comprehensive income (loss) of subsidiaries and associates	(119,227)	(1,673,697)	113,483	-	(1,679,441)
Income tax effect	-	(56,220)	-	-	(56,220)

Balance, end of year	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)

	Year Ended December 31, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)
Exchange differences arising on translation of foreign operations	(29,853,603)	-	-	-	(29,853,603)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(41,995)	-	-	(41,995)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	108,687	-	-	108,687
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	24,085	-	24,085
Transferred to initial carrying amount of hedged items	-	-	(20,265)	-	(20,265)
Share of other comprehensive income (loss) of subsidiaries and associates	(276,624)	2,947,368	-	-	2,670,744
Share of unearned stock-based employee compensation of subsidiaries and associates	-	-	-	190	190
Income tax effect	-	653	-	-	653

Balance, end of year	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)

The aforementioned other equity includes the changes in other equities of the Company and the Company’s share of its subsidiaries and associates.

e.	Treasury stock

For the Company’s shareholders’ interests, the Company’s Board of Directors approved a share buyback plan on February 15, 2022 to repurchase 1,387 thousand shares during the period from February 16, 2022 to April 15, 2022. The shares purchased will be cancelled subsequently.

19.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
Product	2021	2020

Wafer	$1,402,118,668	$1,161,829,728
Others	172,627,213	152,963,285

	$1,574,745,881	$1,314,793,013

	Years Ended December 31
Geography	2021	2020

Taiwan	$203,963,760	$129,082,884
United States	1,011,932,438	809,731,866
China	164,552,063	233,783,358
Europe, the Middle East and Africa	89,010,064	70,213,432
Japan	71,920,856	63,299,176
Others	33,366,700	8,682,297

	$1,574,745,881	$1,314,793,013

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
Platform	2021	2020

Smartphone	$689,533,461	$632,600,168
High Performance Computing	582,854,806	432,049,509
Internet of Things	132,006,238	108,814,310
Automotive	66,624,542	43,735,803
Digital Consumer Electronics	55,190,318	53,440,805
Others	48,536,516	44,152,418

	$1,574,745,881	$1,314,793,013

	Years Ended December 31
Resolution	2021	2020

5-nanometer	$261,623,571	$89,433,830
7-nanometer	439,070,618	388,846,412
10-nanometer	656,748	3,341,769
16-nanometer	190,667,571	195,205,444
20-nanometer	5,650,015	8,298,531
28-nanometer	152,807,948	147,291,670
40/45-nanometer	103,286,953	101,979,651
65-nanometer	66,373,107	60,435,664
90-nanometer	32,234,476	29,036,165
0.11/0.13 micron	40,454,036	32,727,855
0.15/0.18 micron	86,589,003	84,997,377
0.25 micron and above	22,704,622	20,235,360

Wafer revenue	$1,402,118,668	$1,161,829,728

b.	Contract balances

	December 31, 2021	December 31, 2020	January 1, 2020

Contract liabilities (classified under accrued expenses and other current liabilities)	$33,951,838	$9,365,661	$4,095,915

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$ 8,737,297 thousand and NT$3,843,787 thousand for the years ended December 31, 2021 and 2020, respectively.

c.	Temporary receipts from customers

December 31, 2021

Current portion (classified under accrued expenses and other current liabilities)	$30,612,702
Noncurrent portion (classified under other noncurrent liabilities)	155,381,485

$185,994,187

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts will be determined by mutual consent.

d.	Refund liabilities

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2021 and 2020, the aforementioned refund liabilities amounted to NT$39,493,180 thousand and NT$30,995,223 thousand (classified under accrued expenses and other current liabilities), respectively.

20.	INTEREST INCOME

	Years Ended December 31
	2021	2020

Interest income
Bank deposits	$927,754	$951,877

21.	FINANCE COSTS

	Years Ended December 31
	2021	2020
Interest expense
Corporate bonds	$2,368,729	$1,082,311
Lease liabilities	156,117	168,854
Bank loans	9,854	500,080
Others	21	15,052

	$2,534,721	$1,766,297

22.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2021	2020

Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	$(10,091,171)	$6,430,713
Other gains, net	257,813	184,449

	$(9,833,358)	$6,615,162

23.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2021	2020

Current income tax expense
Current tax expense recognized in the current year	$86,705,704	$70,657,349
Income tax adjustments on prior years	160,565	70,617
Other income tax adjustments	151,344	149,768
	87,017,613	70,877,734
Deferred income tax benefit
The origination and reversal of temporary differences	(17,433,690)	(6,144,179)
Investment tax credits	(5,621,745)	-
	(23,055,435)	(6,144,179)

Income tax expense recognized in profit or loss	$63,962,178	$64,733,555

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2021	2020

Income before tax	$660,502,191	$582,618,942

Income tax expense at the statutory rate	$132,100,438	$116,523,788
Tax effect of adjusting items:
Nondeductible items in determining taxable income	11,605,518	1,248,820
Tax-exempt income	(89,852,940)	(65,988,096)
Additional income tax under the Alternative Minimum Tax Act	32,852,688	18,872,837
The origination and reversal of temporary differences	(17,433,690)	(6,144,179)
Income tax credits	(5,621,745)	-
	63,650,269	64,513,170
Income tax adjustments on prior years	160,565	70,617
Other income tax adjustments	151,344	149,768

Income tax expense recognized in profit or loss	$63,962,178	$64,733,555

For the years ended December 31, 2021 and 2020, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.

b.	Income tax expense recognized in other comprehensive income
	Years Ended December 31
	2021	2020

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$(29,049)	$422,010
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	(56,220)	653

	$(85,269)	$422,663

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2021	December 31, 2020

Deferred income tax assets
Temporary differences
Depreciation	$34,146,437	$18,723,852
Refund liability	5,903,698	3,719,427
Investment tax credits	5,621,745	-
Net defined benefit liability	1,237,086	1,341,960
Unrealized loss on inventories	861,924	826,666
Investments in equity instruments at FVTOCI	10,100	66,320

	$47,780,990	$24,678,225

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(706,311)	$(866,452)
Others	(1,142,655)	(849,915)

	$(1,848,966)	$(1,716,367)

	Year Ended December 31, 2021
		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year

Deferred income tax assets
Temporary differences
Depreciation	$18,723,852	$15,422,585	$-	$34,146,437
Refund liability	3,719,427	2,184,271	-	5,903,698
Investment tax credits	-	5,621,745	-	5,621,745
Net defined benefit liability	1,341,960	(75,825)	(29,049)	1,237,086
Unrealized loss on inventories	826,666	35,258	-	861,924
Investments in equity instruments at FVTOCI	66,320	-	(56,220)	10,100

	$24,678,225	$23,188,034	$(85,269)	$47,780,990

(Continued)

	Year Ended December 31, 2021
		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(866,452)	$160,141	$-	$(706,311)
Others	(849,915)	(292,740)	-	(1,142,655)

	$(1,716,367)	$(132,599)	$-	$(1,848,966)

(Concluded)

	Year Ended December 31, 2020
		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year

Deferred income tax assets
Temporary differences
Depreciation	$12,927,764	$5,796,088	$-	$18,723,852
Refund liability	2,120,873	1,598,554	-	3,719,427
Net defined benefit liability	1,016,248	(96,298)	422,010	1,341,960
Unrealized loss on inventories	437,327	389,339	-	826,666
Investments in equity instruments at FVTOCI	65,667	-	653	66,320
Others	160,743	(160,743)	-	-

	$16,728,622	$7,526,940	$422,663	$24,678,225

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(333,606)	$(532,846)	$-	$(866,452)
Others	-	(849,915)	-	(849,915)

	$(333,606)	$(1,382,761)	$-	$(1,716,367)

d.	The deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2021 and 2020, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$66,431,255 thousand and NT$55,521,034 thousand, respectively.

e.	Unused tax-exemption information

As of December 31, 2021, the profits generated from the following project of the Company are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2009	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2021 and 2020, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$177,552,831 thousand and NT$152,827,360 thousand, respectively.

g.	Income tax examination

The tax authorities have examined income tax returns of the Company through 2019. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

24.	EARNINGS PER SHARE

	Years Ended December 31
	2021	2020

Basic EPS	$23.01	$19.97
Diluted EPS	$23.01	$19.97

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year Ended December 31, 2021

Basic/Diluted EPS
Net income available to common shareholders	$596,540,013	25,930,380	$23.01

Year Ended December 31, 2020

Basic/Diluted EPS
Net income available to common shareholders	$517,885,387	25,930,380	$19.97

25.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee restricted stock awards

The issuance of employee restricted stock awards (RSAs) for year 2021 of no more than 2,600 thousand common shares has been approved by the Company’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge. Under the aforementioned resolution, the Company’s Board of Directors approved the issuance of RSAs of 1,387 thousand shares. The grant date and the issuance date will be on March 1, 2022.

Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to a key management personnel can only be vested if

●	the key management personnel remains employed by the Company on the last date of each vesting period;

●	during the vesting period, the key management personnel may not breach any agreement with the Company or violate the Company's work rules; and

●	certain key management personnel performance metrics and the Company’s business performance metrics are met.

2)

The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the Company’s business performance metrics.

3)

The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the Company’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation Committee’s evaluation of the Company’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

The Company's TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested

Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

Restrictions imposed on the key management personnel’ rights in the RSAs before the vesting conditions are fulfilled

1)

During each vesting period, no key management personnel granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

2)

Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the key management personnel’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of the Company.

3)	Granted RSAs shall be deposited in a trust/custody account.

On February 15, 2022, the Company’s Board of Directors approved the issuance of RSAs for year 2022 of no more than 2,960 thousand common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders' meeting and by the competent authority.

b.	Cash-settled share-based payment arrangements

In February 2022, the Company executed a compensation plan to grant no more than 236 thousand units of employee cash-settled share-based payment arrangement without consideration. One unit of the right represents a right to the market value of one the Company’s common share when vested. The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs for year 2021.

26.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2021	2020

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$375,608,062	$288,762,450
Recognized in operating expenses	27,176,646	24,585,627
Recognized in other operating income and expenses	146,549	31,609

	$402,931,257	$313,379,686

b.Amortization of intangible assets

Recognized in cost of revenue	$5,510,463	$4,732,478
Recognized in operating expenses	2,590,267	2,315,216

	$8,100,730	$7,047,694

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$3,028,282	$2,309,527
Defined benefit plans	192,485	204,915
	3,220,767	2,514,442
Other employee benefits	143,894,842	123,287,720

	$147,115,609	$125,802,162

Employee benefits expense summarized by function
Recognized in cost of revenue	$90,226,056	$75,864,049
Recognized in operating expenses	56,889,553	49,938,113

	$147,115,609	$125,802,162

According to the Company’s Articles of Incorporation, the Company shall allocate compensation to directors and profit sharing bonus to employees of the Company not more than 0.3% and not less than 1% of annual profits during the period, respectively.

The Company accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2021	2020

Profit sharing bonus to employees	$35,601,449	$34,753,184

The Company’s profit sharing bonus to employees and compensation to directors for 2021, 2020 and 2019 had been approved by the Board of Directors of the Company, as illustrated below:

	Years Ended December 31
	2021	2020	2019
Resolution Date of the Company’s Board of	February 15,	February 9,	February 11,
Directors in its meeting	2022	2021	2020

Profit sharing bonus to employees	$35,601,449	$34,753,184	$23,165,745
Compensation to directors	$487,537	$509,753	$360,404

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2021, 2020 and 2019, respectively.

The information about the appropriations of the Company’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

27.CASH FLOW INFORMATION

a.	Non-cash transactions
	Years Ended December 31
	2021	2020

Additions of property, plant and equipment	$783,332,395	$512,900,891
Exchange of assets	(3,256,517)	(1,148)
Changes in payables to contractors and equipment suppliers	13,292,746	(18,609,540)
Transferred to initial carrying amount of hedged items	(41,416)	20,265

Payments for acquisition of property, plant and equipment	$793,327,208	$494,310,468

Additions of intangible assets	$9,278,760	$12,510,446
Changes in accounts payable	-	191,429
Changes in accrued expenses and other current liabilities	(280,676)	(3,218,966)

Payments for acquisition of intangible assets	$8,998,084	$9,482,909

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2021

Short-term loans	$175,659,726	$(50,538,933)	$(9,670,786)	$-	$(528,674)	$114,921,333
Bonds payable	173,050,745	139,571,843	(466,391)	-	27,212	312,183,409
Lease liabilities	19,859,208	(1,622,246)	-	1,940,397	156,117	20,333,476

Total	$368,569,679	$87,410,664	$(10,137,177)	$1,940,397	$(345,345)	$447,438,218

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2020

Short-term loans	$148,510,290	$31,944,333	$(4,794,897)	$-	$-	$175,659,726
Bonds payable	56,900,000	117,129,182	(986,845)	-	8,408	173,050,745
Lease liabilities	15,143,819	(2,324,499)	17,489	6,853,545	168,854	19,859,208

Total	$220,554,109	$146,749,016	$(5,764,253)	$6,853,545	$177,262	$368,569,679

Note:	Other changes include discounts on short-term loans, amortization of bonds payable and financial cost of lease liabilities.

28.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

29.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2021	December 31, 2020

Financial assets
FVTPL (Note 1)	$145,280	$2,125,825
FVTOCI (Note 2)	5,198,309	3,790,131
Amortized cost (Note 3)	586,299,180	440,992,185

	$591,642,769	$446,908,141
Financial liabilities
FVTPL (Note 4)	$636,472	$93,153
Amortized cost (Note 5)	1,026,450,717	734,363,642

	$1,027,087,189	$734,456,795

Note 1: Financial assets mandatorily measured at FVTPL.

Note 2: Including notes and accounts receivable (net) and equity investments.

Note 3: Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4: Held for trading.

Note 5: Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially the Company’s sales is denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollars, would have an adverse impact on the revenue and operating profit as expressed in NT dollar. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2021 and 2020, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,196,014 thousand and NT$832,231 thousand, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily related to its bank deposits and bank loans. Changes in interest rates affect the interest earned on the Company’s bank deposits, as well as the interest paid on its bank loans. Because all of the Company’s bonds issued are fixed-rate and measured at amortized cost, changes in interest rates would not affect the future cash flows and the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2021 and 2020, the other comprehensive income would have decreased by NT$87,841 thousand and NT$73,464 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2021 and 2020, the Company’s ten largest customers accounted for 67% of accounts receivable in both years. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment-grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2021

Non-derivative financial liabilities

Short-term loans	$114,767,034	$-	$-	$-	$114,767,034
Accounts payable (including related parties)	48,892,095	-	-	-	48,892,095
Payables to contractors and equipment suppliers	136,212,285	-	-	-	136,212,285
Accrued expenses and other current liabilities	105,867,008	-	-	-	105,867,008
Bonds payable	7,705,092	31,050,325	87,631,487	248,960,671	375,347,575
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	1,740,990	3,129,411	2,868,048	13,739,223	21,477,672
Others	-	164,991,929	-	-	164,991,929
	415,184,504	199,171,665	90,499,535	262,699,894	967,555,598

Derivative financial instruments

Forward exchange contracts
Outflows	132,106,866	-	-	-	132,106,866
Inflows	(132,001,910)	-	-	-	(132,001,910)
	104,956	-	-	-	104,956

	$415,289,460	$199,171,665	$90,499,535	$262,699,894	$967,660,554

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2020

Non-derivative financial liabilities

Short-term loans	$175,658,226	$-	$-	$-	$175,658,226
Accounts payable (including related parties)	43,256,260	-	-	-	43,256,260
Payables to contractors and equipment suppliers	156,342,457	-	-	-	156,342,457
Accrued expenses and other current liabilities	56,090,322	-	-	-	56,090,322
Bonds payable	4,423,599	25,822,844	30,134,920	148,299,359	208,680,722
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	1,539,173	2,864,146	2,763,636	13,977,371	21,144,326
	437,310,037	28,686,990	32,898,556	162,276,730	661,172,313

Derivative financial instruments

Forward exchange contracts
Outflows	144,697,981	-	-	-	144,697,981
Inflows	(148,236,932)	-	-	-	(148,236,932)
	(3,538,951)	-	-	-	(3,538,951)

	$433,771,086	$28,686,990	$32,898,556	$162,276,730	$657,633,362

(Concluded)

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

December 31, 2021

Lease liabilities	$6,665,672	$4,994,134	$1,959,928	$119,489	$13,739,223

December 31, 2020

Lease liabilities	$6,498,231	$5,082,504	$2,242,373	$154,263	$13,977,371

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the parent company only balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2021
	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$145,280	$-	$145,280

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$998,400	$998,400
Notes and accounts receivable, net	4,199,909	-	4,199,909

	$4,199,909	$998,400	$5,198,309

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$636,472	$-	$636,472

	December 31, 2020
	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$2,125,825	$-	$2,125,825

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$834,830	$834,830
Notes and accounts receivable, net	2,955,301	-	2,955,301

	$2,955,301	$834,830	$3,790,131

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$93,153	$-	$93,153

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the years ended December 31, 2021 and 2020 were as follows:

	Years Ended December 31
	2021	2020

Balance, beginning of year	$834,830	$877,110
Recognized in other comprehensive income	170,127	(41,995)
Disposals and proceeds from return of capital of investments	(6,557)	(285)

Balance, end of year	$998,400	$834,830

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●  Forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.

●  The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties.

The market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the parent company only financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2021
	Carrying	Level 2
	Amount	Fair Value

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$312,183,409	$310,632,379

(Continued)

	December 31, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$173,050,745	$173,972,033

(Concluded)

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

30.	RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.	Related party name and categories

Related Party Name	Related Party Categories

TSMC Global	Subsidiaries
TSMC China	Subsidiaries
TSMC Nanjing	Subsidiaries
TSMC Arizona	Subsidiaries
VisEra Tech	Subsidiaries
TSMC North America	Subsidiaries
TSMC Europe	Subsidiaries
TSMC JDC	Subsidiaries
TSMC 3DIC	Subsidiaries
JASM	Subsidiaries
TSMC Japan	Subsidiaries
TSMC Korea	Subsidiaries
TSMC Design Technology Canada Inc. (TSMC Canada)	Indirect Subsidiaries
TSMC Technology, Inc. (TSMC Technology)	Indirect Subsidiaries
WaferTech, LLC (WaferTech)	Indirect Subsidiaries
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2021	2020

Item	Related Party Name/Categories

Net revenue from sale of goods	TSMC North America	$1,040,985,786	$824,139,751
	Associates	5,898,780	5,656,748
	Other subsidiaries	110,849	85,147

		$1,046,995,415	$829,881,646

Net revenue from royalties	Subsidiaries	$243	$214,352
	Associates	223,196	195,111

		$223,439	$409,463

c.	Purchases

	Years Ended December 31
	2021	2020

Related Party Categories

Subsidiaries	$56,134,681	$44,920,702
Associates	7,569,787	7,605,080

	$63,704,468	$52,525,782

d.	Receivables from related parties

		December 31, 2021	December 31, 2020

Item	Related Party Name/Categories

Receivables from related	TSMC North America	$137,956,681	$101,467,381
parties	Associates	391,647	313,064
	Other subsidiaries	4,046	729

		$138,352,374	$101,781,174

Other receivables from related	TSMC North America	$5,000,563	$1,390,902
parties	TSMC Nanjing	59,935	203,209
	Other subsidiaries	105,396	71,058
	Associates	61,531	49,165

		$5,227,425	$1,714,334

e.	Payables to related parties

		December 31, 2021	December 31, 2020

Item	Related Party Name/Categories

Payables to related parties	TSMC Nanjing	$2,761,080	$1,889,906
	TSMC China	1,802,314	1,643,070
	Xintec	725,261	1,358,624
	Other subsidiaries	1,687,157	1,376,983
	Other associates	711,861	749,040

		$7,687,673	$7,017,623

f.	Accrued expenses and other current liabilities

		December 31, 2021	December 31, 2020

Item	Related Party Name/Categories

Other payables and other	Subsidiaries	$1,389,861	$318,654
current liabilities	Associates	726,350	-

		$2,116,211	$318,654

Temporary receipts	TSMC North America	$20,650,062	$-

g.	Other noncurrent liabilities

		December 31, 2021	December 31, 2020

Item	Related Party Name

Temporary receipts	TSMC North America	$127,361,560	$-

h.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2021	2020

Related Party Name/Categories

TSMC Nanjing	$102,721	$527,134
Other subsidiaries	21,103	6,115

	$123,824	$533,249

	Gains
	Years Ended December 31
	2021	2020

Related Party Name/Categories

TSMC Nanjing	$24,765	$31,494
Other subsidiaries	38,931	49,844

	$63,696	$81,338

	Deferred Gains (Losses) from Disposal of Property, Plant and Equipment
	December 31, 2021	December 31, 2020

Related Party Name/Categories

TSMC Nanjing	$50,816	$4,221
Other subsidiaries	67,783	86,186

	$118,599	$90,407

i.	Others

		Years Ended December 31
		2021	2020

Item	Related Party Name/Categories

Manufacturing expenses	Associates	$5,445,819	$5,425,878
	Subsidiaries	20,791	29,700

		$5,466,610	$5,455,578

Research and development	Subsidiaries	$3,719,115	$3,409,037
expenses	Associates	252,054	256,496

		$3,971,169	$3,665,533

Marketing expenses -	TSMC Europe	$465,783	$735,295
commission	Other subsidiaries	517,205	474,553

		$982,988	$1,209,848

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain or loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain or loss over the depreciable lives of the disposed assets.

j.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2021	2020

Short-term employee benefits	$2,768,725	$2,567,833
Post-employment benefits	2,458	1,951

	$2,771,183	$2,569,784

The compensation to directors and other key management personnel were determined by the Compensation Committee of the Company in accordance with the individual performance and the market trends.

31.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2021, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2021.

c.

The Company entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.	The Company entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.	The Company entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.

As of December 31, 2021, the Company provided endorsement guarantees of NT$2,302,845 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.

g.

As of December 31, 2021, the Company provided a NT$207,555,000 thousand endorsement guarantee for its subsidiary, TSMC Global, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds.

h.

As of December 31, 2021, the Company provided a NT$222,289,191 thousand endorsement guarantee for its subsidiary, TSMC Arizona, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds and operation needs.

32.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2021

Financial assets

Monetary items
USD	$11,386,512	27.674	$315,110,347
EUR	14,420	31.460	453,666
JPY	10,673,383	0.2414	2,576,555

Financial liabilities

Monetary items
USD	11,851,225	27.674	327,970,810
EUR	3,494,588	31.460	109,939,747
JPY	109,729,158	0.2414	26,488,619

December 31, 2020

Financial assets

Monetary items
USD	6,556,606	28.097	184,220,958
EUR	10,505	34.587	363,340
JPY	83,135,801	0.2729	22,687,760

Financial liabilities

Monetary items
USD	6,906,646	28.097	194,056,024
EUR	4,146,458	34.587	143,413,558
JPY	103,973,930	0.2729	28,374,485

Note:  Exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Please refer to the parent company only statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2021 and 2020, respectively. Since there were varieties of foreign currency transactions of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

33.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for the Company:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 8;

j.	Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in mainland China): See Table 8 attached;

k.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 9 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Note 30.

l.	Information of major shareholder

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 10 attached.

34.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																		Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	55,669,760 10,600,000 350,000	)& )	$ (RMB (US$	33,979,260 5,600,000 350,000	)& )	$ (RMB	24,293,360 5,600,000)	1.30%-1.50%	The need for short-term and long-term financing	$-	Operating capital	$-	-	$-	$73,690,307	$73,690,307
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	102,393,800 3,700,000)			-			-	0.00%	The need for short-term financing	-	Operating capital	-	-	-	749,278,812	749,278,812

Note 1: The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2: The aggregate amount available for lending to TSMC from TSMC Global shall not exceed two times (200%) of the net worth of TSMC Global.

Note 3: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (Foreign Currencies in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$542,071,638	$ (US$	2,302,845 83,213)	$ (US$	2,302,845 83,213)	$ (US$	2,302,845 83,213)	$-	0.11%	$542,071,638	Yes	No	No
		TSMC Global	Subsidiary	542,071,638	(US$	207,555,000 7,500,000)	(US$	207,555,000 7,500,000)	(US$	179,881,000 6,500,000)	-	9.57%	542,071,638	Yes	No	No
		TSMC Arizona	Subsidiary	542,071,638	(US$	222,289,191 8,032,420)	(US$	222,289,191 8,032,420)	(US$	125,430,191 4,532,420)	-	10.25%	542,071,638	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	331,028	(JPY	318,648 1,320,000)	(JPY	318,648 1,320,000)	(JPY	318,648 1,320,000)	-	0.01%	331,028	No	No	No

Note 1: The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2: The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$497,641	10		$497,641
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	387,072		7	387,072
	Global Investment Holding Inc.	-	〃	10,442	111,441		6	111,441
	Crimson Asia Capital	-	〃	-	2,246		1	2,246

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	45,254	6	US$	45,254
	China Walden Venture Investments II, L.P.	-	〃	-	US$	16,456	9	US$	16,456
	China Walden Venture Investments III, L.P.	-	〃	-	US$	11,755	4	US$	11,755
	Movella Inc.	-	〃	6,333	-		10	-
	Tela Innovations	-	〃	6,942	-		22	-

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	75,265	N/A	US$	75,265
	Morgan Stanley	-	〃	-	US$	65,115	N/A	US$	65,115
	The Goldman Sachs Group, Inc.	-	〃	-	US$	53,756	N/A	US$	53,756
	Citigroup Inc.	-	〃	-	US$	49,298	N/A	US$	49,298
	JPMorgan Chase & Co.	-	〃	-	US$	45,332	N/A	US$	45,332
	Wells Fargo & Company	-	〃	-	US$	38,439	N/A	US$	38,439
	AbbVie Inc.	-	〃	-	US$	37,531	N/A	US$	37,531
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	31,881	N/A	US$	31,881
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	27,669	N/A	US$	27,669
	HSBC Holdings plc	-	〃	-	US$	26,960	N/A	US$	26,960
	Athene Global Funding	-	〃	-	US$	25,606	N/A	US$	25,606
	Lloyds Banking Group plc	-	〃	-	US$	21,675	N/A	US$	21,675
	BNP Paribas SA	-	〃	-	US$	21,320	N/A	US$	21,320
	Apple Inc.	-	〃	-	US$	20,502	N/A	US$	20,502
	Hyundai Capital America, Inc.	-	〃	-	US$	19,683	N/A	US$	19,683
	Nordea Bank Abp	-	〃	-	US$	19,605	N/A	US$	19,605
	Oracle Corporation	-	〃	-	US$	19,448	N/A	US$	19,448
	Banco Santander, S.A.	-	〃	-	US$	18,461	N/A	US$	18,461
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	18,205	N/A	US$	18,205
	AT&T Inc.	-	〃	-	US$	17,883	N/A	US$	17,883
	Metropolitan Life Global Funding I	-	〃	-	US$	17,341	N/A	US$	17,341
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	16,182	N/A	US$	16,182
	NatWest Markets Plc	-	〃	-	US$	16,070	N/A	US$	16,070
	Credit Suisse AG, New York Branch	-	〃	-	US$	15,372	N/A	US$	15,372
	The Toronto-Dominion Bank	-	〃	-	US$	14,786	N/A	US$	14,786
	Toyota Motor Credit Corporation	-	〃	-	US$	14,567	N/A	US$	14,567
	Deutsche Bank AG - New York Branch	-	〃	-	US$	14,423	N/A	US$	14,423
	Mizuho Financial Group, Inc.	-	〃	-	US$	13,999	N/A	US$	13,999

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Standard Chartered PLC	-	Financial assets at fair value through other comprehensive income	-	US$	13,484	N/A	US$	13,484
	Principal Life Global Funding II	-	〃	-	US$	13,462	N/A	US$	13,462
	Macquarie Group Limited	-	〃	-	US$	13,190	N/A	US$	13,190
	Royal Bank of Canada	-	〃	-	US$	13,159	N/A	US$	13,159
	Barclays PLC	-	〃	-	US$	13,019	N/A	US$	13,019
	AIG Global Funding	-	〃	-	US$	12,808	N/A	US$	12,808
	Nationwide Building Society	-	〃	-	US$	12,794	N/A	US$	12,794
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	12,731	N/A	US$	12,731
	NTT Finance Corporation	-	〃	-	US$	12,546	N/A	US$	12,546
	Equitable Financial Life Global Funding	-	〃	-	US$	12,485	N/A	US$	12,485
	Capital One Financial Corporation	-	〃	-	US$	12,063	N/A	US$	12,063
	BPCE SA	-	〃	-	US$	11,849	N/A	US$	11,849
	National Securities Clearing Corporation	-	〃	-	US$	11,771	N/A	US$	11,771
	Amazon.com, Inc.	-	〃	-	US$	11,711	N/A	US$	11,711
	Société Générale Société anonyme	-	〃	-	US$	11,448	N/A	US$	11,448
	Protective Life Global Funding	-	〃	-	US$	11,256	N/A	US$	11,256
	Intel Corporation	-	〃	-	US$	11,221	N/A	US$	11,221
	Verizon Communications Inc.	-	〃	-	US$	10,971	N/A	US$	10,971
	Santander UK Group Holdings plc	-	〃	-	US$	10,463	N/A	US$	10,463
	Chevron Corporation	-	〃	-	US$	10,326	N/A	US$	10,326
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	10,055	N/A	US$	10,055
	ING Groep N.V.	-	〃	-	US$	10,028	N/A	US$	10,028
	U.S. Bancorp	-	〃	-	US$	9,799	N/A	US$	9,799
	Roper Technologies, Inc.	-	〃	-	US$	9,790	N/A	US$	9,790
	Daimler Trucks Finance North America LLC	-	〃	-	US$	9,675	N/A	US$	9,675
	Merck & Co., Inc.	-	〃	-	US$	9,625	N/A	US$	9,625
	Bristol-Myers Squibb Company	-	〃	-	US$	9,412	N/A	US$	9,412
	Equinor ASA	-	〃	-	US$	9,213	N/A	US$	9,213
	Canadian Imperial Bank of Commerce	-	〃	-	US$	9,075	N/A	US$	9,075
	NIKE, Inc.	-	〃	-	US$	8,867	N/A	US$	8,867
	New York Life Global Funding	-	〃	-	US$	8,801	N/A	US$	8,801
	The Bank of Nova Scotia	-	〃	-	US$	8,543	N/A	US$	8,543
	Danske Bank A/S	-	〃	-	US$	8,362	N/A	US$	8,362
	KfW	-	〃	-	US$	8,258	N/A	US$	8,258
	UnitedHealth Group Incorporated	-	〃	-	US$	8,213	N/A	US$	8,213
	Guardian Life Global Funding	-	〃	-	US$	8,171	N/A	US$	8,171
	AstraZeneca Finance LLC	-	〃	-	US$	8,123	N/A	US$	8,123
	International Bank for Reconstruction and Development	-	〃	-	US$	8,107	N/A	US$	8,107
	ASB Bank Limited	-	〃	-	US$	8,030	N/A	US$	8,030
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,944	N/A	US$	7,944
	Inter-American Development Bank	-	〃	-	US$	7,937	N/A	US$	7,937
	Suncorp-Metway Limited	-	〃	-	US$	7,846	N/A	US$	7,846
	Nomura Holdings, Inc.	-	〃	-	US$	7,818	N/A	US$	7,818
	Equifax Inc.	-	〃	-	US$	7,807	N/A	US$	7,807
	Pacific Life Global Funding II	-	〃	-	US$	7,543	N/A	US$	7,543
	Santander UK plc	-	〃	-	US$	7,428	N/A	US$	7,428
	Credit Agricole SA London Branch	-	〃	-	US$	7,342	N/A	US$	7,342
	Intuit Inc.	-	〃	-	US$	7,231	N/A	US$	7,231

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	AstraZeneca PLC	-	Financial assets at fair value through other comprehensive income	-	US$	7,128	N/A	US$	7,128
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	7,006	N/A	US$	7,006
	Prudential Funding Corp.	-	〃	-	US$	6,971	N/A	US$	6,971
	Cargill, Incorporated	-	〃	-	US$	6,566	N/A	US$	6,566
	Credit Suisse Group AG	-	〃	-	US$	6,485	N/A	US$	6,485
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	6,471	N/A	US$	6,471
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	6,373	N/A	US$	6,373
	Montpelier Re Holdings Ltd.	-	〃	-	US$	6,371	N/A	US$	6,371
	UBS Group Funding (Switzerland) AG	-	〃	-	US$	6,370	N/A	US$	6,370
	Bank of Montreal	-	〃	-	US$	6,295	N/A	US$	6,295
	Huntington Bancshares Incorporated	-	〃	-	US$	6,275	N/A	US$	6,275
	Exxon Mobil Corporation	-	〃	-	US$	6,254	N/A	US$	6,254
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	6,211	N/A	US$	6,211
	Scentre Group Trust 1	-	〃	-	US$	6,200	N/A	US$	6,200
	Enel Finance International N.V.	-	〃	-	US$	6,118	N/A	US$	6,118
	The Bank of New York Mellon Corporation	-	〃	-	US$	6,072	N/A	US$	6,072
	Fox Corporation	-	〃	-	US$	6,052	N/A	US$	6,052
	Macquarie Bank Limited	-	〃	-	US$	5,991	N/A	US$	5,991
	WPP Finance 2010	-	〃	-	US$	5,950	N/A	US$	5,950
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	5,929	N/A	US$	5,929
	UBS AG, London Branch	-	〃	-	US$	5,880	N/A	US$	5,880
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,871	N/A	US$	5,871
	W. P. Carey Inc.	-	〃	-	US$	5,763	N/A	US$	5,763
	Alabama Power Company	-	〃	-	US$	5,704	N/A	US$	5,704
	Cox Communications, Inc.	-	〃	-	US$	5,649	N/A	US$	5,649
	UBS Group AG	-	〃	-	US$	5,526	N/A	US$	5,526
	Fiserv, Inc.	-	〃	-	US$	5,463	N/A	US$	5,463
	CenterPoint Energy, Inc.	-	〃	-	US$	5,359	N/A	US$	5,359
	Roche Holdings, Inc.	-	〃	-	US$	5,327	N/A	US$	5,327
	Five Corners Funding Trust	-	〃	-	US$	5,299	N/A	US$	5,299
	CGI Inc.	-	〃	-	US$	5,222	N/A	US$	5,222
	Capital One, National Association	-	〃	-	US$	5,202	N/A	US$	5,202
	Credit Suisse Group Funding (Guernsey) Limited	-	〃	-	US$	5,133	N/A	US$	5,133
	Sprint Spectrum Co Llc	-	〃	-	US$	4,958	N/A	US$	4,958
	HP Inc.	-	〃	-	US$	4,897	N/A	US$	4,897
	DNB Bank ASA	-	〃	-	US$	4,836	N/A	US$	4,836
	Northwestern Mutual Global Funding	-	〃	-	US$	4,789	N/A	US$	4,789
	Jackson National Life Global Funding	-	〃	-	US$	4,713	N/A	US$	4,713
	Intercontinental Exchange, Inc.	-	〃	-	US$	4,706	N/A	US$	4,706
	Comcast Corporation	-	〃	-	US$	4,658	N/A	US$	4,658
	American International Group, Inc.	-	〃	-	US$	4,604	N/A	US$	4,604
	NatWest Group plc	-	〃	-	US$	4,583	N/A	US$	4,583
	Thermo Fisher Scientific Inc.	-	〃	-	US$	4,570	N/A	US$	4,570
	Bank of New Zealand	-	〃	-	US$	4,570	N/A	US$	4,570
	AvalonBay Communities, Inc.	-	〃	-	US$	4,499	N/A	US$	4,499
	Eversource Energy	-	〃	-	US$	4,477	N/A	US$	4,477
	OGE Energy Corp.	-	〃	-	US$	4,428	N/A	US$	4,428

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Florida Power & Light Company	-	Financial assets at fair value through other comprehensive income	-	US$	4,383	N/A	US$	4,383
	Swedbank AB (publ)	-	〃	-	US$	4,334	N/A	US$	4,334
	7-Eleven, Inc.	-	〃	-	US$	4,301	N/A	US$	4,301
	Pioneer Natural Resources Company	-	〃	-	US$	4,210	N/A	US$	4,210
	Daimler Finance North America LLC	-	〃	-	US$	4,206	N/A	US$	4,206
	Fidelity National Information Services, Inc.	-	〃	-	US$	4,204	N/A	US$	4,204
	Element Fleet Management Corp.	-	〃	-	US$	4,200	N/A	US$	4,200
	Coöperatieve Rabobank U.A.	-	〃	-	US$	4,194	N/A	US$	4,194
	Public Storage	-	〃	-	US$	4,078	N/A	US$	4,078
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,074	N/A	US$	4,074
	European Bank for Reconstruction and Development	-	〃	-	US$	4,069	N/A	US$	4,069
	Exelon Corporation	-	〃	-	US$	4,063	N/A	US$	4,063
	MPLX LP	-	〃	-	US$	4,040	N/A	US$	4,040
	Ameren Corporation	-	〃	-	US$	4,028	N/A	US$	4,028
	American Express Credit Corporation	-	〃	-	US$	4,007	N/A	US$	4,007
	CNO Global Funding	-	〃	-	US$	4,007	N/A	US$	4,007
	B.A.T. International Finance p.l.c.	-	〃	-	US$	4,005	N/A	US$	4,005
	Appalachian Power Company	-	〃	-	US$	3,978	N/A	US$	3,978
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	3,975	N/A	US$	3,975
	Dominion Energy, Inc.	-	〃	-	US$	3,899	N/A	US$	3,899
	BorgWarner Inc.	-	〃	-	US$	3,856	N/A	US$	3,856
	V.F. Corporation	-	〃	-	US$	3,830	N/A	US$	3,830
	Bayer US Finance II LLC	-	〃	-	US$	3,802	N/A	US$	3,802
	Fifth Third Bancorp	-	〃	-	US$	3,725	N/A	US$	3,725
	Public Service Electric and Gas Company	-	〃	-	US$	3,714	N/A	US$	3,714
	The Charles Schwab Corporation	-	〃	-	US$	3,669	N/A	US$	3,669
	Truist Bank	-	〃	-	US$	3,655	N/A	US$	3,655
	Monongahela Power Company	-	〃	-	US$	3,652	N/A	US$	3,652
	Welltower Inc.	-	〃	-	US$	3,634	N/A	US$	3,634
	Ross Stores, Inc.	-	〃	-	US$	3,608	N/A	US$	3,608
	Diageo Capital plc	-	〃	-	US$	3,554	N/A	US$	3,554
	F&G Global Funding	-	〃	-	US$	3,519	N/A	US$	3,519
	Highmark Inc.	-	〃	-	US$	3,512	N/A	US$	3,512
	Verisk Analytics, Inc.	-	〃	-	US$	3,494	N/A	US$	3,494
	ERAC USA Finance LLC	-	〃	-	US$	3,493	N/A	US$	3,493
	American Honda Finance Corporation	-	〃	-	US$	3,473	N/A	US$	3,473
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	3,458	N/A	US$	3,458
	Pfizer Inc.	-	〃	-	US$	3,416	N/A	US$	3,416
	HSBC Bank Canada	-	〃	-	US$	3,406	N/A	US$	3,406
	USAA Capital Corp.	-	〃	-	US$	3,375	N/A	US$	3,375
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,364	N/A	US$	3,364
	Xcel Energy Inc.	-	〃	-	US$	3,318	N/A	US$	3,318
	The Western Union Company	-	〃	-	US$	3,313	N/A	US$	3,313
	BMW US Capital, LLC	-	〃	-	US$	3,298	N/A	US$	3,298
	Johnson & Johnson	-	〃	-	US$	3,292	N/A	US$	3,292
	Nestlé Holdings, Inc.	-	〃	-	US$	3,291	N/A	US$	3,291
	ONE Gas, Inc.	-	〃	-	US$	3,195	N/A	US$	3,195
	PNC Bank, National Association	-	〃	-	US$	3,187	N/A	US$	3,187
	Texas Instruments Incorporated	-	〃	-	US$	3,184	N/A	US$	3,184

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CNA Financial Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	3,165	N/A	US$	3,165
	Avangrid, Inc.	-	〃	-	US$	3,136	N/A	US$	3,136
	Oncor Electric Delivery Company LLC	-	〃	-	US$	3,111	N/A	US$	3,111
	Baidu, Inc.	-	〃	-	US$	3,091	N/A	US$	3,091
	Novartis Capital Corporation	-	〃	-	US$	3,052	N/A	US$	3,052
	BOC Aviation Limited	-	〃	-	US$	3,041	N/A	US$	3,041
	Ralph Lauren Corporation	-	〃	-	US$	3,018	N/A	US$	3,018
	Baxalta Incorporated	-	〃	-	US$	3,017	N/A	US$	3,017
	Phillips 66	-	〃	-	US$	2,952	N/A	US$	2,952
	Southern California Edison Company	-	〃	-	US$	2,938	N/A	US$	2,938
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,936	N/A	US$	2,936
	Hewlett Packard Enterprise Company	-	〃	-	US$	2,936	N/A	US$	2,936
	B.A.T Capital Corporation	-	〃	-	US$	2,936	N/A	US$	2,936
	Ameriprise Financial, Inc.	-	〃	-	US$	2,911	N/A	US$	2,911
	National Bank of Canada	-	〃	-	US$	2,879	N/A	US$	2,879
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,843	N/A	US$	2,843
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,832	N/A	US$	2,832
	American Express Company	-	〃	-	US$	2,809	N/A	US$	2,809
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,779	N/A	US$	2,779
	Reliance Standard Life Global Funding II	-	〃	-	US$	2,765	N/A	US$	2,765
	PPL Electric Utilities Corporation	-	〃	-	US$	2,753	N/A	US$	2,753
	Baxter International Inc.	-	〃	-	US$	2,751	N/A	US$	2,751
	CVS Health Corporation	-	〃	-	US$	2,725	N/A	US$	2,725
	Public Service Enterprise Group Incorporated	-	〃	-	US$	2,715	N/A	US$	2,715
	NBN Co Limited	-	〃	-	US$	2,707	N/A	US$	2,707
	DTE Energy Company	-	〃	-	US$	2,703	N/A	US$	2,703
	Realty Income Corporation	-	〃	-	US$	2,689	N/A	US$	2,689
	Nuveen Finance, LLC	-	〃	-	US$	2,684	N/A	US$	2,684
	GA Global Funding Trust	-	〃	-	US$	2,678	N/A	US$	2,678
	Gilead Sciences, Inc.	-	〃	-	US$	2,671	N/A	US$	2,671
	CRH America, Inc.	-	〃	-	US$	2,622	N/A	US$	2,622
	CMS Energy Corporation	-	〃	-	US$	2,604	N/A	US$	2,604
	Kimco Realty Corporation	-	〃	-	US$	2,596	N/A	US$	2,596
	Pinnacle West Capital Corporation	-	〃	-	US$	2,586	N/A	US$	2,586
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,580	N/A	US$	2,580
	American Electric Power Company, Inc.	-	〃	-	US$	2,571	N/A	US$	2,571
	AutoZone, Inc.	-	〃	-	US$	2,562	N/A	US$	2,562
	Yara International ASA	-	〃	-	US$	2,553	N/A	US$	2,553
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,548	N/A	US$	2,548
	WEC Energy Group, Inc.	-	〃	-	US$	2,543	N/A	US$	2,543
	Air Lease Corporation	-	〃	-	US$	2,540	N/A	US$	2,540
	John Deere Capital Corporation	-	〃	-	US$	2,522	N/A	US$	2,522
	RGA Global Funding	-	〃	-	US$	2,506	N/A	US$	2,506
	Empower Finance 2020, LP	-	〃	-	US$	2,465	N/A	US$	2,465
	BP Capital Markets America, Inc.	-	〃	-	US$	2,457	N/A	US$	2,457
	Chevron U.S.A. Inc.	-	〃	-	US$	2,447	N/A	US$	2,447
	Georgia Power Company	-	〃	-	US$	2,424	N/A	US$	2,424
	Reynolds American Inc.	-	〃	-	US$	2,404	N/A	US$	2,404
	Berkshire Hathaway Inc.	-	〃	-	US$	2,403	N/A	US$	2,403

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ryder System, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	2,363	N/A	US$	2,363
	NiSource Inc.	-	〃	-	US$	2,350	N/A	US$	2,350
	DuPont de Nemours, Inc.	-	〃	-	US$	2,324	N/A	US$	2,324
	Union Pacific Corporation	-	〃	-	US$	2,314	N/A	US$	2,314
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,311	N/A	US$	2,311
	Health Care Service Corporation	-	〃	-	US$	2,238	N/A	US$	2,238
	Reckitt Benckiser Treasury Services plc	-	〃	-	US$	2,216	N/A	US$	2,216
	ITC Holdings Corp.	-	〃	-	US$	2,209	N/A	US$	2,209
	Georgia-Pacific LLC	-	〃	-	US$	2,205	N/A	US$	2,205
	The East Ohio Gas Company	-	〃	-	US$	2,190	N/A	US$	2,190
	Mead Johnson Nutrition Company	-	〃	-	US$	2,178	N/A	US$	2,178
	Magna International Inc.	-	〃	-	US$	2,172	N/A	US$	2,172
	Citizens Bank, National Association	-	〃	-	US$	2,133	N/A	US$	2,133
	Amphenol Corporation	-	〃	-	US$	2,123	N/A	US$	2,123
	Healthpeak Properties, Inc.	-	〃	-	US$	2,122	N/A	US$	2,122
	Hormel Foods Corporation	-	〃	-	US$	2,120	N/A	US$	2,120
	Olympus Corporation	-	〃	-	US$	2,110	N/A	US$	2,110
	Cigna Corporation	-	〃	-	US$	2,087	N/A	US$	2,087
	Tucson Electric Power Company	-	〃	-	US$	2,082	N/A	US$	2,082
	Otis Worldwide Corporation	-	〃	-	US$	2,065	N/A	US$	2,065
	General Electric Company	-	〃	-	US$	2,038	N/A	US$	2,038
	Keurig Dr Pepper Inc.	-	〃	-	US$	2,022	N/A	US$	2,022
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	2,000	N/A	US$	2,000
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,970	N/A	US$	1,970
	Kinder Morgan, Inc.	-	〃	-	US$	1,961	N/A	US$	1,961
	Mitsubishi Corporation	-	〃	-	US$	1,953	N/A	US$	1,953
	NBK SPC Limited	-	〃	-	US$	1,947	N/A	US$	1,947
	Automatic Data Processing, Inc.	-	〃	-	US$	1,911	N/A	US$	1,911
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,910	N/A	US$	1,910
	AmerisourceBergen Corporation	-	〃	-	US$	1,894	N/A	US$	1,894
	Kentucky Utilities Company	-	〃	-	US$	1,894	N/A	US$	1,894
	Wipro IT Services LLC	-	〃	-	US$	1,862	N/A	US$	1,862
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,847	N/A	US$	1,847
	Walmart Inc.	-	〃	-	US$	1,831	N/A	US$	1,831
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,829	N/A	US$	1,829
	Enbridge Inc.	-	〃	-	US$	1,823	N/A	US$	1,823
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,821	N/A	US$	1,821
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,814	N/A	US$	1,814
	Tencent Holdings Limited	-	〃	-	US$	1,803	N/A	US$	1,803
	McCormick & Company, Incorporated	-	〃	-	US$	1,769	N/A	US$	1,769
	Infor, Inc.	-	〃	-	US$	1,762	N/A	US$	1,762
	Tyson Foods, Inc.	-	〃	-	US$	1,754	N/A	US$	1,754
	Quest Diagnostics Incorporated	-	〃	-	US$	1,733	N/A	US$	1,733
	AIA Group Limited	-	〃	-	US$	1,721	N/A	US$	1,721
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,719	N/A	US$	1,719
	eBay Inc.	-	〃	-	US$	1,700	N/A	US$	1,700
	University of California	-	〃	-	US$	1,700	N/A	US$	1,700
	International Business Machines Corporation	-	〃	-	US$	1,692	N/A	US$	1,692
	Emerson Electric Co.	-	〃	-	US$	1,683	N/A	US$	1,683

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Raytheon Technologies Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	1,675	N/A	US$	1,675
	Westpac Banking Corporation	-	〃	-	US$	1,670	N/A	US$	1,670
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,658	N/A	US$	1,658
	Anthem, Inc.	-	〃	-	US$	1,651	N/A	US$	1,651
	Essex Portfolio Limited Partnership	-	〃	-	US$	1,644	N/A	US$	1,644
	APT Pipelines Limited	-	〃	-	US$	1,641	N/A	US$	1,641
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,635	N/A	US$	1,635
	China Resources Gas Group Limited	-	〃	-	US$	1,614	N/A	US$	1,614
	MetLife, Inc.	-	〃	-	US$	1,611	N/A	US$	1,611
	The Southern Company	-	〃	-	US$	1,609	N/A	US$	1,609
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,606	N/A	US$	1,606
	Suntory Holdings Limited	-	〃	-	US$	1,598	N/A	US$	1,598
	Mondelez International Holdings Netherlands Bv	-	〃	-	US$	1,597	N/A	US$	1,597
	Duke Energy Florida, LLC	-	〃	-	US$	1,594	N/A	US$	1,594
	Panasonic Corporation	-	〃	-	US$	1,588	N/A	US$	1,588
	NSTAR Electric Company	-	〃	-	US$	1,581	N/A	US$	1,581
	Brookfield Finance LLC	-	〃	-	US$	1,576	N/A	US$	1,576
	CK Hutchison International (19) Limited	-	〃	-	US$	1,564	N/A	US$	1,564
	CPI Property Group S.A.	-	〃	-	US$	1,562	N/A	US$	1,562
	Barclays Bank PLC	-	〃	-	US$	1,546	N/A	US$	1,546
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,530	N/A	US$	1,530
	Marathon Petroleum Corporation	-	〃	-	US$	1,524	N/A	US$	1,524
	KEB Hana Bank	-	〃	-	US$	1,504	N/A	US$	1,504
	Alliant Energy Finance, LLC	-	〃	-	US$	1,466	N/A	US$	1,466
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,421	N/A	US$	1,421
	Virginia Electric and Power Company	-	〃	-	US$	1,418	N/A	US$	1,418
	NetApp, Inc.	-	〃	-	US$	1,384	N/A	US$	1,384
	Truist Financial Corporation	-	〃	-	US$	1,375	N/A	US$	1,375
	Met Tower Global Funding	-	〃	-	US$	1,368	N/A	US$	1,368
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,365	N/A	US$	1,365
	PACCAR Financial Corp.	-	〃	-	US$	1,327	N/A	US$	1,327
	Entergy Arkansas, LLC	-	〃	-	US$	1,314	N/A	US$	1,314
	Martin Marietta Materials, Inc.	-	〃	-	US$	1,305	N/A	US$	1,305
	State Of Tennessee	-	〃	-	US$	1,258	N/A	US$	1,258
	Lincoln National Corporation	-	〃	-	US$	1,182	N/A	US$	1,182
	State Street Corporation	-	〃	-	US$	1,167	N/A	US$	1,167
	IBERDROLA INTL BV	-	〃	-	US$	1,140	N/A	US$	1,140
	The Curators of the University of Missouri	-	〃	-	US$	1,123	N/A	US$	1,123
	Glencore Funding LLC	-	〃	-	US$	1,118	N/A	US$	1,118
	Enterprise Products Operating LLC	-	〃	-	US$	1,110	N/A	US$	1,110
	Foxconn (Far East) Limited	-	〃	-	US$	1,109	N/A	US$	1,109
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,103	N/A	US$	1,103
	Baker Hughes Holdings LLC	-	〃	-	US$	1,079	N/A	US$	1,079
	Sinopec Group Overseas Development (2014) Ltd.	-	〃	-	US$	1,068	N/A	US$	1,068
	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	-	〃	-	US$	1,063	N/A	US$	1,063
	Brighthouse Financial Global Funding	-	〃	-	US$	1,060	N/A	US$	1,060
	Pricoa Global Funding I	-	〃	-	US$	1,050	N/A	US$	1,050
	Kansas City Southern	-	〃	-	US$	1,047	N/A	US$	1,047

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	DH Europe Finance II S.a.r.l.	-	Financial assets at fair value through other comprehensive income	-	US$	1,038	N/A	US$	1,038
	Baltimore Gas and Electric Company	-	〃	-	US$	1,030	N/A	US$	1,030
	Entergy Mississippi, LLC	-	〃	-	US$	1,023	N/A	US$	1,023
	Loews Corporation	-	〃	-	US$	1,021	N/A	US$	1,021
	Denver City & County Housing Authority	-	〃	-	US$	1,019	N/A	US$	1,019
	MassMutual Global Funding II	-	〃	-	US$	1,018	N/A	US$	1,018
	Texas Eastern Transmission, LP	-	〃	-	US$	1,011	N/A	US$	1,011
	Kaiser Foundation Hospitals	-	〃	-	US$	1,008	N/A	US$	1,008
	Board Of Regents State Of Iowa	-	〃	-	US$	978	N/A	US$	978
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	974	N/A	US$	974
	Aflac Incorporated	-	〃	-	US$	945	N/A	US$	945
	QNB Finance Ltd.	-	〃	-	US$	930	N/A	US$	930
	Unilever Capital Corporation	-	〃	-	US$	930	N/A	US$	930
	Mitsubishi HC Capital Inc.	-	〃	-	US$	910	N/A	US$	910
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	903	N/A	US$	903
	CubeSmart, L.P.	-	〃	-	US$	889	N/A	US$	889
	KeyBank National Association	-	〃	-	US$	871	N/A	US$	871
	Palm Beach County, Florida	-	〃	-	US$	844	N/A	US$	844
	TransCanada PipeLines Limited	-	〃	-	US$	841	N/A	US$	841
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	820	N/A	US$	820
	Aetna Inc.	-	〃	-	US$	815	N/A	US$	815
	The Walt Disney Company	-	〃	-	US$	814	N/A	US$	814
	Niagara Mohawk Power Corporation	-	〃	-	US$	811	N/A	US$	811
	Oregon Health & Science University	-	〃	-	US$	808	N/A	US$	808
	Visa Inc.	-	〃	-	US$	805	N/A	US$	805
	Crédit Agricole S.A.	-	〃	-	US$	790	N/A	US$	790
	Southern Power Company	-	〃	-	US$	787	N/A	US$	787
	MASCO CORP	-	〃	-	US$	771	N/A	US$	771
	Sky Limited	-	〃	-	US$	745	N/A	US$	745
	Canadian Natural Resources Limited	-	〃	-	US$	734	N/A	US$	734
	Hyundai Capital Services, Inc.	-	〃	-	US$	731	N/A	US$	731
	Warner Media, LLC	-	〃	-	US$	728	N/A	US$	728
	Southern California Gas Company	-	〃	-	US$	726	N/A	US$	726
	Sodexo, Inc.	-	〃	-	US$	717	N/A	US$	717
	Sinopec Group Overseas Development (2017) Limited	-	〃	-	US$	707	N/A	US$	707
	Norsk Hydro ASA	-	〃	-	US$	688	N/A	US$	688
	Abbott Laboratories	-	〃	-	US$	679	N/A	US$	679
	Stryker Corporation	-	〃	-	US$	670	N/A	US$	670
	State Of Washington	-	〃	-	US$	654	N/A	US$	654
	Bell Canada, Inc.	-	〃	-	US$	646	N/A	US$	646
	Republic Services, Inc.	-	〃	-	US$	621	N/A	US$	621
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	621	N/A	US$	621
	QUALCOMM Incorporated	-	〃	-	US$	618	N/A	US$	618
	UBS AG (LONDON BRANCH)	-	〃	-	US$	616	N/A	US$	616
	Intact U.S. Holdings Inc.	-	〃	-	US$	612	N/A	US$	612
	American Water Capital Corp.	-	〃	-	US$	608	N/A	US$	608
	Sinopec Group Overseas Development (2012) Ltd.	-	〃	-	US$	606	N/A	US$	606
	Port of Morrow	-	〃	-	US$	592	N/A	US$	592
	Dormitory Authority of the State of New York	-	〃	-	US$	584	N/A	US$	584

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Arizona Public Service Company	-	Financial assets at fair value through other comprehensive income	-	US$	576	N/A	US$	576
	Duke Energy Progress, LLC	-	〃	-	US$	571	N/A	US$	571
	Shell International Finance B.V.	-	〃	-	US$	563	N/A	US$	563
	Fifth Third Bank, National Association	-	〃	-	US$	556	N/A	US$	556
	State of Hawaii	-	〃	-	US$	540	N/A	US$	540
	United Parcel Service, Inc.	-	〃	-	US$	539	N/A	US$	539
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	530	N/A	US$	530
	Ecolab Inc.	-	〃	-	US$	526	N/A	US$	526
	TTX Company	-	〃	-	US$	510	N/A	US$	510
	Altria Group, Inc.	-	〃	-	US$	506	N/A	US$	506
	Simon Property Group, L.P.	-	〃	-	US$	506	N/A	US$	506
	174 Power Global Corporation	-	〃	-	US$	504	N/A	US$	504
	Commonwealth Bank of Australia	-	〃	-	US$	501	N/A	US$	501
	DENSO Corporation	-	〃	-	US$	488	N/A	US$	488
	Brazos Higher Education Authority Inc	-	〃	-	US$	462	N/A	US$	462
	Target Corporation	-	〃	-	US$	437	N/A	US$	437
	MUFG Union Bank, National Association	-	〃	-	US$	430	N/A	US$	430
	PayPal Holdings, Inc.	-	〃	-	US$	429	N/A	US$	429
	University of Massachusetts Building Authority	-	〃	-	US$	425	N/A	US$	425
	Sierra Pacific Power Company	-	〃	-	US$	416	N/A	US$	416
	McKesson Corporation	-	〃	-	US$	414	N/A	US$	414
	Comerica Bank	-	〃	-	US$	413	N/A	US$	413
	Boston Properties Limited Partnership	-	〃	-	US$	411	N/A	US$	411
	Entergy Corporation	-	〃	-	US$	411	N/A	US$	411
	Banco del Estado de Chile	-	〃	-	US$	408	N/A	US$	408
	Komatsu Finance America, Inc.	-	〃	-	US$	404	N/A	US$	404
	Honeywell International Inc.	-	〃	-	US$	401	N/A	US$	401
	Duke Energy Corporation	-	〃	-	US$	394	N/A	US$	394
	The Norinchukin Bank	-	〃	-	US$	394	N/A	US$	394
	PepsiCo, Inc.	-	〃	-	US$	387	N/A	US$	387
	StanCorp Financial Group Inc.	-	〃	-	US$	374	N/A	US$	374
	Entergy Louisiana, LLC	-	〃	-	US$	372	N/A	US$	372
	Principal Financial Group, Inc.	-	〃	-	US$	360	N/A	US$	360
	First Republic Bank	-	〃	-	US$	354	N/A	US$	354
	Pernod Ricard SA	-	〃	-	US$	352	N/A	US$	352
	Coöperatieve Rabobank U.A., New York Branch	-	〃	-	US$	345	N/A	US$	345
	Amgen Inc.	-	〃	-	US$	337	N/A	US$	337
	Mid-America Apartments, L.P.	-	〃	-	US$	328	N/A	US$	328
	The Allstate Corporation	-	〃	-	US$	321	N/A	US$	321
	BP Capital Markets p.l.c.	-	〃	-	US$	316	N/A	US$	316
	TotalEnergies Capital International	-	〃	-	US$	310	N/A	US$	310
	Philip Morris International Inc.	-	〃	-	US$	304	N/A	US$	304
	BOC Aviation (USA) Corporation	-	〃	-	US$	300	N/A	US$	300
	Alabama State Federal Aid Highway Finance Authority	-	〃	-	US$	298	N/A	US$	298
	salesforce.com, inc.	-	〃	-	US$	297	N/A	US$	297
	Aon Corporation	-	〃	-	US$	294	N/A	US$	294
	QatarEnergy	-	〃	-	US$	294	N/A	US$	294
	Johnson Controls International plc	-	〃	-	US$	290	N/A	US$	290
	Mondelez International, Inc.	-	〃	-	US$	275	N/A	US$	275

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Southern Natural Gas Company, L.L.C.	-	Financial assets at fair value through other comprehensive income	-	US$	274	N/A	US$	274
	Equitable Holdings, Inc.	-	〃	-	US$	253	N/A	US$	253
	The Huntington National Bank	-	〃	-	US$	253	N/A	US$	253
	Sales Tax Securitization Corporation Of Chicago	-	〃	-	US$	253	N/A	US$	253
	Capital One Bank (USA), National Association	-	〃	-	US$	250	N/A	US$	250
	E. I. du Pont de Nemours and Company	-	〃	-	US$	247	N/A	US$	247
	Waste Management, Inc.	-	〃	-	US$	243	N/A	US$	243
	Nasdaq, Inc.	-	〃	-	US$	220	N/A	US$	220
	Children's Hospital Of Orange County	-	〃	-	US$	219	N/A	US$	219
	The Pennsylvania State University	-	〃	-	US$	212	N/A	US$	212
	Deere & Company	-	〃	-	US$	209	N/A	US$	209
	Suncor Energy Inc.	-	〃	-	US$	205	N/A	US$	205
	Oregon Education Districts	-	〃	-	US$	204	N/A	US$	204
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	204	N/A	US$	204
	Los Angeles Department of Water and Power, California	-	〃	-	US$	203	N/A	US$	203
	Saudi Arabian Oil Company	-	〃	-	US$	200	N/A	US$	200
	NongHyup Bank	-	〃	-	US$	198	N/A	US$	198
	San Francisco Public Utilities Commission	-	〃	-	US$	187	N/A	US$	187
	Nucor Corporation	-	〃	-	US$	182	N/A	US$	182
	Hoover Alabama Board Of Education	-	〃	-	US$	179	N/A	US$	179
	Starbucks Corporation	-	〃	-	US$	174	N/A	US$	174
	The New York State Urban Development Corporation	-	〃	-	US$	146	N/A	US$	146
	Electricité de France S.A.	-	〃	-	US$	107	N/A	US$	107
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	100	N/A	US$	100
	Municipal Improvement Corporation of Los Angeles	-	〃	-	US$	80	N/A	US$	80
	Pima County, Arizona	-	〃	-	US$	79	N/A	US$	79
	State of Wisconsin	-	〃	-	US$	64	N/A	US$	64
	Huntington Beach California	-	〃	-	US$	50	N/A	US$	50
	City of Worcester, MA	-	〃	-	US$	30	N/A	US$	30
	Nueces County	-	〃	-	US$	25	N/A	US$	25
	Citigroup Global Markets Inc.	-	Financial assets at amortized cost	-	US$	99,968	N/A	US$	99,742
	The Goldman Sachs Group, Inc.	-	〃	-	US$	51,347	N/A	US$	51,471
	Wells Fargo & Company	-	〃	-	US$	30,399	N/A	US$	30,883
	JPMorgan Chase & Co.	-	〃	-	US$	10,054	N/A	US$	10,068

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	768,483	N/A	US$	768,483
	Emirate of Abu Dhabi	-	〃	-	US$	1,495	N/A	US$	1,495
	Qatar	-	〃	-	US$	1,352	N/A	US$	1,352

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	595,794	N/A	US$	595,794
	Government National Mortgage Association	-	〃	-	US$	309,985	N/A	US$	309,985
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	253,075	N/A	US$	253,075

	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	-	Financial assets at fair value through other comprehensive income	-	US$	10,922	N/A	US$	10,922
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	10,326	N/A	US$	10,326

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	Financial assets at fair value through other comprehensive income	-	US$	10,020	N/A	US$	10,020
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	8,355	N/A	US$	8,355
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	7,211	N/A	US$	7,211
	Bank 2020-BNK26	-	〃	-	US$	6,974	N/A	US$	6,974
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,956	N/A	US$	6,956
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	6,898	N/A	US$	6,898
	Bank 2017-Bnk6	-	〃	-	US$	6,310	N/A	US$	6,310
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	6,297	N/A	US$	6,297
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	6,131	N/A	US$	6,131
	GM Financial Consumer Automobile Receivables Trust 2021-4	-	〃	-	US$	5,807	N/A	US$	5,807
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	5,760	N/A	US$	5,760
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,697	N/A	US$	5,697
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,603	N/A	US$	5,603
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	5,568	N/A	US$	5,568
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,438	N/A	US$	5,438
	CSAIL 2018-CX11	-	〃	-	US$	5,392	N/A	US$	5,392
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,347	N/A	US$	5,347
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	5,242	N/A	US$	5,242
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,910	N/A	US$	4,910
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,870	N/A	US$	4,870
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	4,830	N/A	US$	4,830
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,749	N/A	US$	4,749
	Bank 2017 - BNK7	-	〃	-	US$	4,568	N/A	US$	4,568
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	4,548	N/A	US$	4,548
	Bank 2019-Bnk22	-	〃	-	US$	4,142	N/A	US$	4,142
	JPMCC 2017-JP7	-	〃	-	US$	4,120	N/A	US$	4,120
	BANK 2017-BNK5	-	〃	-	US$	4,102	N/A	US$	4,102
	Bank 2019-Bnk17	-	〃	-	US$	4,100	N/A	US$	4,100
	Msbam 2016-C29	-	〃	-	US$	3,840	N/A	US$	3,840
	Msbam 2016-C31	-	〃	-	US$	3,692	N/A	US$	3,692
	J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	3,684	N/A	US$	3,684
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,169	N/A	US$	3,169
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	3,157	N/A	US$	3,157
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	3,140	N/A	US$	3,140
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	3,040	N/A	US$	3,040
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,973	N/A	US$	2,973
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	2,973	N/A	US$	2,973
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,886	N/A	US$	2,886
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,882	N/A	US$	2,882
	JPMDB 2017-C7	-	〃	-	US$	2,870	N/A	US$	2,870
	Hyundai Auto Receivables Trust 2018-A	-	〃	-	US$	2,867	N/A	US$	2,867
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	2,762	N/A	US$	2,762
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,657	N/A	US$	2,657
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	2,633	N/A	US$	2,633
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,544	N/A	US$	2,544
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,498	N/A	US$	2,498
	UBS-Barclays Commercial Mortgage Trust 2012-C3	-	〃	-	US$	2,405	N/A	US$	2,405
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,400	N/A	US$	2,400

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BBCMS Mortgage Trust 2020-C8	-	Financial assets at fair value through other comprehensive income	-	US$	2,383	N/A	US$	2,383
	Bank 2021-bnk33	-	〃	-	US$	2,371	N/A	US$	2,371
	Dolp Trust 2021-NYC	-	〃	-	US$	2,304	N/A	US$	2,304
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,285	N/A	US$	2,285
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,249	N/A	US$	2,249
	Morgan Stanley Capital I Trust	-	〃	-	US$	2,242	N/A	US$	2,242
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	2,110	N/A	US$	2,110
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	2,090	N/A	US$	2,090
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	2,089	N/A	US$	2,089
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,077	N/A	US$	2,077
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	2,068	N/A	US$	2,068
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	2,040	N/A	US$	2,040
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,716	N/A	US$	1,716
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,651	N/A	US$	1,651
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,633	N/A	US$	1,633
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C8	-	〃	-	US$	1,568	N/A	US$	1,568
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,556	N/A	US$	1,556
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,517	N/A	US$	1,517
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,364	N/A	US$	1,364
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,309	N/A	US$	1,309
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	1,302	N/A	US$	1,302
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,299	N/A	US$	1,299
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	1,288	N/A	US$	1,288
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	1,192	N/A	US$	1,192
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	1,153	N/A	US$	1,153
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	1,071	N/A	US$	1,071
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	1,048	N/A	US$	1,048
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	1,010	N/A	US$	1,010
	Citigroup Commercial Mortgage Trust 2013-GCJ11	-	〃	-	US$	958	N/A	US$	958
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	940	N/A	US$	940
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	927	N/A	US$	927
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	917	N/A	US$	917
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	914	N/A	US$	914
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	909	N/A	US$	909
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	890	N/A	US$	890
	BX Trust 2021-BXMF	-	〃	-	US$	843	N/A	US$	843
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	839	N/A	US$	839
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	829	N/A	US$	829
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	825	N/A	US$	825
	Elp Commercial Mortgage Trust 2021-Elp	-	〃	-	US$	795	N/A	US$	795
	Bx 2021-21M Mortgage Trust	-	〃	-	US$	794	N/A	US$	794
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	776	N/A	US$	776
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	709	N/A	US$	709
	Bbcms Mortgage Trust 2017-C1	-	〃	-	US$	698	N/A	US$	698
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	663	N/A	US$	663
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	642	N/A	US$	642
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	639	N/A	US$	639
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	609	N/A	US$	609
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	602	N/A	US$	602

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Equs 2021-Eqaz Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	597	N/A	US$	597
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	581	N/A	US$	581
	Bank 2019-BNK23	-	〃	-	US$	579	N/A	US$	579
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	568	N/A	US$	568
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	555	N/A	US$	555
	Bx Commercial Mortgage Trust 2021-CIP	-	〃	-	US$	550	N/A	US$	550
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	545	N/A	US$	545
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	522	N/A	US$	522
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	464	N/A	US$	464
	JPMCC 2015 - JP1	-	〃	-	US$	382	N/A	US$	382
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	374	N/A	US$	374
	UBS Barclays Commercial Mortgage Trust 2013-C5	-	〃	-	US$	364	N/A	US$	364
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	287	N/A	US$	287
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	275	N/A	US$	275
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	243	N/A	US$	243
	Wells Fargo Commercial Mortgage Trust 2016-C36	-	〃	-	US$	235	N/A	US$	235
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	216	N/A	US$	216
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	152	N/A	US$	152
	Bank 2020-BNK28	-	〃	-	US$	132	N/A	US$	132
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	122	N/A	US$	122
	COMM 2015-DC1 Mortgage Trust	-	〃	-	US$	109	N/A	US$	109
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	91	N/A	US$	91
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	36	N/A	US$	36

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	89,495	4	US$	89,495

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	392	20	US$	392
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	1,019	US$	2,954	3	US$	2,954

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	2,142	-	US$	2,142
	CNEX Labs, Inc.	-	〃	24	US$	214	-	US$	214

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	45	US$	3,903	-	US$	3,903

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

Emerging Fund	Non-publicly traded equity investments
	Credo Technology Group Holding Ltd.	-	Financial assets at fair value through other comprehensive income	861	US$	5,000	1	US$	5,000
	Astera Labs, Inc.	-	〃	1,487	US$	5,000	1	US$	5,000

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal						Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)	Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	VisEra Tech	Investments accounted for using equity method	19 institutional investors, including: GIC, Capital Group, Fidelity International, Cathay Life Insurance Co., Ltd., Fubon Life Insurance Co., Ltd., Yuanta Securities, KGI Securities and Securities and Futures Investors Protection Center etc.	-	253,120		$6,363,099	-		$-	39,501		$9,451,798		$1,045,516	Note 2	213,619		$6,521,231
	TSMC Arizona	〃	-	-	30	842,745		740	20,787,702		-	-		-		-	770	16,667,696
	JASM	〃	-	-	-	-		58	1,416,921		-	-		-		-	58	1,383,554

TSMC Partners	Non-publicly traded equity investments
	Inpria Corporation	Financial assets at fair value through other comprehensive income	-	-	1,778	US$	3,600	-	US$	-	1,778	US$	17,146	US$	4,000	US$13,146	-	US$	-

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	58,724	-	US$	36,173	-	US$	18,692	US$	18,526	US$166	-	US$	74,188
	Citigroup Inc.	〃	-	-	-	US$	41,827	-	US$	24,458	-	US$	18,235	US$	18,033	US$202	-	US$	46,836
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	29,809	-	US$	24,600	-	US$	7,381	US$	7,376	US$5	-	US$	46,380
	JPMorgan Chase & Co.	〃	-	-	-	US$	29,759	-	US$	16,303	-	US$	3,333	US$	3,303	US$30	-	US$	41,525
	AbbVie Inc.	〃	-	-	-	US$	33,716	-	US$	13,933	-	US$	8,756	US$	7,977	US$779	-	US$	37,531

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Wells Fargo & Company	Financial assets at fair value through other comprehensive income	-	-	-	US$	26,074	-	US$	20,040	-	US$	10,192	US$	9,865	US$	327	-	US$	34,978
	Mitsubishi UFJ Financial Group, Inc.	〃	-	-	-	US$	34,946	-	US$	8,784	-	US$	10,906	US$	10,709	US$	197	-	US$	31,881
	HSBC Holdings plc	〃	-	-	-	US$	16,113	-	US$	15,004	-	US$	3,508	US$	3,365	US$	143	-	US$	26,960
	BNP Paribas SA	〃	-	-	-	US$	13,202	-	US$	14,494	-	US$	7,154	US$	6,882	US$	272	-	US$	19,983
	Oracle Corporation	〃	-	-	-	US$	7,822	-	US$	13,979	-	US$	2,000	US$	2,000	US$	-	-	US$	19,448
	Morgan Stanley	〃	-	-	-	US$	-	-	US$	18,029	-	US$	-	US$	-	US$	-	-	US$	17,917
	Morgan Stanley	〃	-	-	-	US$	-	-	US$	17,210	-	US$	-	US$	-	US$	-	-	US$	17,013
	Mizuho Financial Group, Inc.	〃	-	-	-	US$	20,795	-	US$	6,233	-	US$	12,671	US$	12,556	US$	115	-	US$	13,999
	NTT Finance Corporation	〃	-	-	-	US$	-	-	US$	14,780	-	US$	1,941	US$	1,945	US$	(4)	-	US$	12,546
	Morgan Stanley	〃	-	-	-	US$	23,053	-	US$	-	-	US$	11,390	US$	11,125	US$	265	-	US$	11,096
	Verizon Communications Inc.	〃	-	-	-	US$	10,558	-	US$	16,617	-	US$	16,037	US$	15,940	US$	97	-	US$	10,971
	Bristol-Myers Squibb Company	〃	-	-	-	US$	21,090	-	US$	-	-	US$	11,028	US$	10,613	US$	415	-	US$	9,412
	AstraZeneca Finance LLC	〃	-	-	-	US$	-	-	US$	10,933	-	US$	2,703	US$	2,716	US$	(13)	-	US$	8,123
	BP Capital Markets America, Inc.	〃	-	-	-	US$	15,621	-	US$	-	-	US$	12,848	US$	12,545	US$	303	-	US$	2,457
	NextEra Energy Capital Holdings, Inc.	〃	-	-	-	US$	9,527	-	US$	4,985	-	US$	12,258	US$	11,963	US$	295	-	US$	2,000
	Citigroup Global Markets Inc.	Financial assets at amortized cost	-	-	-	US$	99,965	-	US$	100,000	-	US$	100,000	US$	100,000	US$	-	-	US$	99,968
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	14,930	-	US$	36,455	-	US$	-	US$	-	US$	-	-	US$	51,347
	Wells Fargo & Company	〃	-	-	-	US$	180,487	-	US$	-	-	US$	150,000	US$	150,000	US$	-	-	US$	30,399
	JPMorgan Chase & Co.	〃	-	-	-	US$	95,058	-	US$	-	-	US$	85,000	US$	85,000	US$	-	-	US$	10,054

	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	182,533	-	US$	1,298,345	-	US$	980,985	US$	985,925	US$	(4,940)	-	US$	488,297
	United States Department of The Treasury	〃	-	-	-	US$	287,012	-	US$	74,148	-	US$	107,638	US$	108,069	US$	(431)	-	US$	245,475
	United States Department of The Treasury	〃	-	-	-	US$	-	-	US$	82,290	-	US$	49,816	US$	49,811	US$	5	-	US$	32,486
	United States Department of The Treasury	〃	-	-	-	US$	3,073	-	US$	13,441	-	US$	14,389	US$	14,218	US$	171	-	US$	2,225

	Agency bonds/Agency mortgage- backed securities
	Government National Mortgage Association	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	436,640	-	US$	207,178	US$	207,916	US$	(738)	-	US$	226,295
	Federal National Mortgage Association	〃	-	-	-	US$	96,211	-	US$	355,027	-	US$	368,077	US$	370,120	US$	(2,043)	-	US$	79,577
	Federal National Mortgage Association	〃	-	-	-	US$	4,035	-	US$	895,855	-	US$	845,383	US$	845,168	US$	215	-	US$	54,626
	Federal National Mortgage Association	〃	-	-	-	US$	56,510	-	US$	2,460	-	US$	14,850	US$	15,495	US$	(645)	-	US$	42,003
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	35,786	-	US$	432	US$	433	US$	(1)	-	US$	35,138

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	7,969	-	US$	253,784	-	US$	233,044	US$	233,517	US$	(473)	-	US$	28,206
	Federal National Mortgage Association	〃	-	-	-	US$	49,027	-	US$	1,372,973	-	US$	1,393,352	US$	1,394,172	US$	(820)	-	US$	27,725
	Federal National Mortgage Association	〃	-	-	-	US$	-	-	US$	16,145	-	US$	-	US$	-	US$	-	-	US$	16,150
	Federal National Mortgage Association	〃	-	-	-	US$	-	-	US$	366,295	-	US$	350,795	US$	350,707	US$	88	-	US$	15,541
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	87,563	-	US$	72,465	US$	72,543	US$	(78)	-	US$	14,756
	Government National Mortgage Association	〃	-	-	-	US$	17,896	-	US$	498,925	-	US$	505,785	US$	506,704	US$	(919)	-	US$	10,073
	Federal National Mortgage Association	〃	-	-	-	US$	31,980	-	US$	184,032	-	US$	208,832	US$	208,922	US$	(90)	-	US$	6,857
	Government National Mortgage Association	〃	-	-	-	US$	30,307	-	US$	38,746	-	US$	61,172	US$	62,158	US$	(986)	-	US$	6,462
	Government National Mortgage Association	〃	-	-	-	US$	9,795	-	US$	214,076	-	US$	217,697	US$	217,835	US$	(138)	-	US$	6,025
	Government National Mortgage Association	〃	-	-	-	US$	14,244	-	US$	391,758	-	US$	399,817	US$	400,027	US$	(210)	-	US$	5,985
	Federal National Mortgage Association	〃	-	-	-	US$	18,997	-	US$	2,026	-	US$	15,566	US$	15,829	US$	(263)	-	US$	5,048
	Federal National Mortgage Association	〃	-	-	-	US$	24,084	-	US$	-	-	US$	19,973	US$	19,293	US$	680	-	US$	3,923
	Federal National Mortgage Association	〃	-	-	-	US$	18,019	-	US$	-	-	US$	13,821	US$	13,363	US$	458	-	US$	3,822
	Government National Mortgage Association	〃	-	-	-	US$	27,389	-	US$	-	-	US$	23,510	US$	23,329	US$	181	-	US$	3,202
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	20,247	-	US$	23,170	-	US$	40,219	US$	40,181	US$	38	-	US$	3,001
	Government National Mortgage Association	〃	-	-	-	US$	24,481	-	US$	-	-	US$	20,977	US$	20,571	US$	406	-	US$	2,938
	Federal National Mortgage Association	〃	-	-	-	US$	23,776	-	US$	3,273	-	US$	24,212	US$	23,815	US$	397	-	US$	2,616
	Federal National Mortgage Association	〃	-	-	-	US$	19,673	-	US$	149,957	-	US$	167,446	US$	167,425	US$	21	-	US$	2,209
	Government National Mortgage Association	〃	-	-	-	US$	1,067	-	US$	30,360	-	US$	29,604	US$	29,632	US$	(28)	-	US$	1,791
	Federal National Mortgage Association	〃	-	-	-	US$	13,391	-	US$	-	-	US$	12,337	US$	12,300	US$	37	-	US$	694
	Government National Mortgage Association	〃	-	-	-	US$	5,381	-	US$	46,006	-	US$	50,843	US$	50,855	US$	(12)	-	US$	529
	Federal National Mortgage Association	〃	-	-	-	US$	21,409	-	US$	162,780	-	US$	183,757	US$	183,736	US$	21	-	US$	426
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	145,065	-	US$	145,122	US$	145,065	US$	57	-	US$	-
	Government National Mortgage Association	〃	-	-	-	US$	199,835	-	US$	82,010	-	US$	278,349	US$	280,290	US$	(1,941)	-	US$	-
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	124,232	-	US$	124,218	US$	124,232	US$	(14)	-	US$	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION 2	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	97,498	-	US$	97,545	US$	97,498	US$	47	-	US$	-
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	11,872	-	US$	-	-	US$	11,654	US$	11,120	US$	534	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	5,253	-	US$	11,906	-	US$	17,015	US$	17,228	US$	(213)	-	US$	-
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION 2	〃	-	-	-	US$	-	-	US$	93,686	-	US$	93,420	US$	93,686	US$	(266)	-	US$	-
	Government National Mortgage Association	〃	-	-	-	US$	18,900	-	US$	121,784	-	US$	140,660	US$	140,610	US$	50	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	8,394	-	US$	89,440	-	US$	97,826	US$	97,829	US$	(3)	-	US$	-

	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	10,998	-	US$	-	US$	-	US$	-	-	US$	10,922

Note 1:	The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

Note 2:

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406,282 thousand in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 09, 2021 (Note)	$52,100,000 (Note)	Based on the terms in the purchase order	85 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
National Institute of Advanced Industrial Science & Technology

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	April 22, 2021 (Note)	$9,500,000 (Note)	Based on the terms in the purchase order	70 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
J. Cypress Co., Ltd.
L&K Engineering Co., Ltd.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Taiwan Puritic Corp.
Uangyih-Tech Industrial Co., Ltd.
United Integrated Services Co., Ltd.
	Real estate	June 09, 2021 (Note)	54,500,000 (Note)	Based on the terms in the purchase order	101 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	August 10, 2021 (Note)	$168,000,000 (Note)	Based on the terms in the purchase order	100 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Enterprise Software Inc.
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allied Supreme Corp.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
CTCI Corporation
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Johnson Controls, Inc.
Jusun Instruments Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
OBR Cooling Towers, Inc.
Okland Construction Company, Inc.
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Propersys Corp.
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiwan Valqua Engineering International, Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	November 09, 2021 (Note)	$55,600,000 (Note)	Based on the terms in the purchase order	122 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hsinchu Science Park Bureau, Ministry of Science and Technology
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kajima Corporation
Kao Hsin Engineering Co., Ltd.
Kaohsiung City Government
Kedge Construction Co., Ltd.
Kikuyo-machi
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Power Company
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.

Note:

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$1,040,985,786	66	Net 30 days from invoice date (Note)	-	(Note)		$137,956,681	75
	GUC	Associate	Sales		5,880,085	-	Net 30 days from the end of the month of when invoice is issued	-	-		391,647	-
	TSMC Nanjing	Subsidiary	Purchases		27,070,065	22	Net 30 days from the end of the month of when invoice is issued	-	-		(2,761,080)	6
	TSMC China	Subsidiary	Purchases		21,321,353	17	Net 30 days from the end of the month of when invoice is issued	-	-		(1,802,314)	4
	WaferTech	Indirect subsidiary	Purchases		7,743,263	6	Net 30 days from the end of the month of when invoice is issued	-	-		(732,533)	1
	SSMC	Associate	Purchases		3,843,482	3	Net 30 days from the end of the month of when invoice is issued	-	-		(349,211)	1
	VIS	Associate	Purchases		3,726,305	3	Net 30 days from the end of the month of when invoice is issued	-	-		(357,151)	1

TSMC North America	GUC	Associate of TSMC	Sales		1,825,047	-	Net 30 days from invoice date	-	-		205,941	-
				(US$	65,319)					(US$	7,442)

VisEra Tech	Xintec	Associate of TSMC	Sales		750,373	8	Net 60 days from the end of the month of when invoice is issued	-	-		117,488	9

Note:	The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue			Amounts Received in Subsequent Period		Allowance for Bad Debts
						Amount		Action Taken

TSMC	TSMC North America	Subsidiary		$142,957,244	42		$-	-		$-	$-
	GUC	Associate	391,647		22		-	-		-	-

TSMC North America	TSMC	Parent company	(US$	208,050 7,518)	Note 2	(US$	1,730 63)	-	(US$	16,049 580)	-

	GUC	Associate of TSMC	205,941		26		4,014	-		27,343	-
			(US$	7,442)		(US$	145)		(US$	988)

TSMC 3DIC	TSMC	Parent company	219,982		Note 2		-	-		-	-
			(JPY	911,277)

TSMC China	TSMC Nanjing	The same parent company	24,390,011		Note 2		-	-		-	-
			(RMB	5,622,280)
	TSMC	Parent company	1,802,314		29		-	-		-	-
			(RMB	415,462)

TSMC Nanjing	TSMC	Parent company	2,761,080		31		-	-		-	-
			(RMB	636,473)

VisEra Tech	Xintec	Associate of TSMC	117,488		74		-	-		-	-

JASM	TSMC	Parent company	1,389,861		Note 2		-	-		-	-
			(JPY	5,757,500)

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	350,916 12,680)	Note 2		-	-		-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	732,533 26,470)	34		-	-		-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2021				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2021 (Foreign Currencies in Thousands)		December 31, 2020 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$374,639,406		$1,303,742		$1,303,742	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		54,968,185	1,804,174			1,804,174	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		21,643,300		855,599	770	100		16,667,696	(4,810,127)			(4,810,127)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		10,613,127	11,819,588			3,342,414	Associate
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		6,795,699	2,544,371			986,962	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		5,005,171		5,005,171	213,619	73		6,521,231	2,165,280			1,631,948	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,871,149	375,611			375,611	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		3,046,961	1,877,082			770,202	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,484,683	1,460,149			508,706	Associate
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		1,416,921		-	58	100		1,383,554	(6,426)			(6,426)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		509,880	21,875			21,875	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		302,560	15	100		368,144	13,803			13,803	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,321,594		1,318,846	-	98		300,401	(8,978)			(8,798)	Subsidiary
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		298,618		-	-	99.9		286,205	(10,015)			(10,005)	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		278,986		-	11	100		270,513	4,197			4,197	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		132,411	4,662			4,662	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		112,320	(1,073)			(1,052)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		40,857	2,802			2,802	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	16,242,944 586,939)	(US$	16,242,944 586,939)	-	100	(US$	30,557,431 1,104,193)	(US$	1,521,812 54,475)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		395,241		395,241	-	100		835,888	78,921			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	30,205)	(US$	2,821)
	TSMC Canada	Ontario, Canada	Engineering support activities		63,650		63,650	2,300	100		278,766	25,324			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	10,073)	(US$	906)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		72,057		69,289	-	100		219,604	(1,217)			Note2	Subsidiary
				(US$	2,604)	(US$	2,504)			(US$	7,935)	(US$	(44))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	44,094 1,593)	(US$	44,094 1,593)	4,693	28	(US$	22,948 829)	(US$	(18,466 (657	) ))	Note2	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2021				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2021 (Foreign Currencies in Thousands)	December 31, 2020 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	$-	$-	293,637	100	$ (US$	5,153,719 186,230)	$ (US$	1,456,072 52,123)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2021 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2021 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2021	Accumulated Inward Remittance of Earnings as of December 31, 2021
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$8,555,130	100%	$8,619,026 (Note2)	$73,470,628	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	12,283,446	100%	12,283,460 (Note2)	46,159,494	-

Accumulated Investment in Mainland China as of December 31, 2021 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,302,439,923 (Note3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the audited financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

DECEMBER 31, 2021

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,321,212,928	20.52%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

THE CONTENTS OF STATEMENTS OF major
accountING ITEMS

item	statement INDEX

Major Accounting Items in Assets, Liabilities and Equity
Statement of Cash and Cash Equivalents	1
Statement of Notes and Accounts Receivable, Net	2
Statement of Receivables from Related Parties	3
Statement of Inventories	4
Statement of Changes in Investments Accounted for Using Equity Method	5
Statement of Changes in Property, Plant and Equipment	Note 12
Statement of Changes in Accumulated Depreciation and Accumulated Impairment of Property, Plant and Equipment	Note 12
STATEMENT OF Changes in RIGHT-OF-USE ASSETS	6
Statement of Changes in Intangible Assets	Note 14
Statement of Deferred Income Tax Assets / LIABILITIES	Note 23
Statement of Short-term Loans	7
STATEMENT OF ACCOUNTS PAYABLES	8
Statement of Payables to Related Parties	9
Statement of Payables to Contractors and Equipment Suppliers	10
STATEMENT OF LEASE LIABILITIES	11
Statement of Accrued Expenses and Other Current Liabilities	12
Statement of Bonds Payable	13
Major Accounting Items in Profit or Loss
Statement of net revEnue	14
Statement of Cost of revEnue	15
Statement of Operating Expenses	16
Statement of Finance Costs	Note 21
Statement of Labor, Depreciation and Amortization by function	17

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

Statement of Cash and cash Equivalents

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$340
Cash in banks
Checking accounts and demand deposits		30,289,920
Foreign currency deposits	Including US$1,859,092 thousand @27.674, JPY10,100,318 thousand @0.2414 and EUR12,664 thousand @31.46	54,285,143
Time deposits	From 2021.08.18 to 2022.04.28, interest rates at 0.25%-0.53%, including NT$238,382,057 thousand and US$2,620,000 thousand @27.674	310,887,937
Cash equivalents
Repurchase agreements	Expired by 2022.01.21, interest rates at 0.34%	830,901

Total		$396,294,241

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

Statement of Notes and Accounts Receivable, Net

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Client Name	Amount

Client A	$11,696,041

Client B	4,626,876

Client C	2,936,744

Others (Note)	26,986,541

46,246,202

Less: Loss allowance	(345,905)

Total	$45,900,297

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

Statement of Receivables from Related Parties

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$137,956,681

Others (Note)	395,693

Total	$138,352,374

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

Statement of Inventories

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$32,290,346	$87,338,028

Work in process	134,097,879	467,910,421

Raw materials	10,368,446	10,368,446

Supplies and spare parts	8,403,177	8,403,177

Total	$185,159,848	$574,020,072

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

Statement of Changes in Investments Accounted for Using Equity Method

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Increase
							(Decrease)
							in Using the				Market Value or
	Balance, January 1, 2021		Additions in Investment		Decrease in Investment		Equity Method	Balance, December 31, 2021			Net Assets Value
	Shares		Shares		Shares		Amount	Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 3)	(In Thousands)%		Amount	(NT$)		Total Amount	Collateral

Stocks
TSMC Global	11	$382,229,039	-	$-	-	$-	$(7,589,633)	11	100	$374,639,406	$-		$374,639,406	Nil
TSMC Partners	988,268	52,649,936	-	-	-	-	2,318,249	988,268	100	54,968,185	-		55,000,301	Nil
TSMC Arizona	30	842,745	740	20,787,702	-	-	(4,962,751)	770	100	16,667,696	-		16,667,696	Nil
VIS	464,223	9,029,890	-	-	-	-	1,583,237	464,223	28	10,613,127	158	(note1)	73,347,312	Nil
SSMC	314	5,900,245	-	-	-	-	895,454	314	39	6,795,699	-		6,586,102	Nil
VisEra Tech	253,120	6,363,099	-	-	39,501	1,045,516	1,203,648	213,619	73	6,521,231	532	(note2)	113,749,981	Nil
TSMC North America	11,000	4,568,059	-	-	-	-	303,090	11,000	100	4,871,149	-		4,871,149	Nil
Xintec	111,282	2,554,123	-	-	-	-	492,838	111,282	41	3,046,961	143	(note1)	15,913,315	Nil
GUC	46,688	1,328,620	-	-	-	-	156,063	46,688	35	1,484,683	586	(note1)	27,359,085	Nil
JASM	-	-	58	1,416,921	-	-	(33,367)	58	100	1,383,554	-		1,383,554	Nil
TSMC Europe	-	537,737	-	-	-	-	(27,857)	-	100	509,880	-		509,880	Nil
TSMC JDC	11	292,266	4	108,120	-	-	(32,242)	15	100	368,144	-		368,144	Nil
TSMC 3DIC	-	-	11	278,986	-	-	(8,473)	11	100	270,513	-		270,513	Nil
TSMC Japan	6	144,784	-	-	-	-	(12,373)	6	100	132,411	-		132,411	Nil
TSMC Korea	80	42,395	-	-	-	-	(1,538)	80	100	40,857	-		40,857	Nil
Subtotal		466,482,938		22,591,729		1,045,516	(5,715,655)			482,313,496			690,839,706
Capital
TSMC China	-	64,243,766	-	-	-	-	9,226,862	-	100	73,470,628	-		73,690,307	Nil
TSMC Nanjing	-	33,573,482	-	-	-	-	12,586,012	-	100	46,159,494	-		46,217,112	Nil
VTAF III	-	214,881	-	2,748	-	-	82,772	-	98	300,401	-		277,098	Nil
Emerging Fund	-	-	-	298,618	-	-	(12,413)	-	99.9	286,205	-		286,205	Nil
VTAF II	-	82,441	-	-	-	-	29,879	-	98	112,320	-		106,074	Nil
Subtotal		98,114,570		301,366		-	21,913,112			120,329,048			120,576,796

Total		$564,597,508		$22,893,095		$1,045,516	$16,197,457			$602,642,544			$811,416,502

Note 1:	The unit price is calculated by closing price of the Taipei Exchange or the TWSE as of December 30, 2021.

Note 2:	The unit price is calculated by average price of the Taipei Exchange as of December 30, 2021.

Note 3:

Mainly including share of profit or loss of subsidiaries and associates, share of other comprehensive income of subsidiaries and associates, cash dividends received from subsidiaries and associates, etc.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

Statement of CHANGE IN RIGHT-OF-USE ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Land	Buildings	Office Equipment	Total	Remark

Cost
Balance at January 1, 2021	$27,100,250	$520,395	$41,779	$27,662,424
Additions	6,461,764	579,868	12,183	7,053,815
Deductions	(378)	(85,939)	(7,568)	(93,885)
Balance at December 31, 2021	$33,561,636	$1,014,324	$46,394	$34,622,354

Accumulated depreciation
Balance at January 1, 2021	2,225,660	237,309	14,628	2,477,597
Additions	1,810,555	203,006	15,092	2,028,653
Deductions	(367)	-	(6,581)	(6,948)
Balance at December 31, 2021	$4,035,848	$440,315	$23,139	$4,499,302

Carrying amounts at December 31, 2021	$29,525,788	$574,009	$23,255	$30,123,052

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

Statement of Short-term Loans

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Type	Balance, End of Year	Contract Period	Range of Interest Rates (%)	Loan Commitments	Collateral	Remark

Unsecured loans	$114,921,333	2021.08.10-2022.06.28	(0.73)-0	EUR4,630,000	Nil	-
				USD3,200,000

.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

Statement of ACCOUNTS Payables

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Accounts payables was NT$41,204,422 thousands. The amount of individual vendor does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

Statement of Payables to Related Parties

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

TSMC Nanjing	$2,761,080

TSMC China	1,802,314

WaferTech	732,533

Xintec	725,261

Others (Note)	1,666,485

Total	$7,687,673

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

Statement of Payables to Contractors and Equipment Suppliers

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$34,634,124

Vendor B	13,889,632

Vendor C	12,926,999

Vendor D	8,915,250

Vendor E	7,008,676

Others (Note)	58,837,604

Total	$136,212,285

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

Statement of LEASE LIABILITIES

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Description	Lease Term	Discount Rate (%)	Balance, End of Year

Land	Mainly for the use of plants and offices	2 to 22 years	0.39-0.94	$19,717,472

Buildings	Mainly for the use of offices	1 to 6 years	0.39-0.71	592,082

Office equipment	For operation use	2 to 4 years	0.28-0.69	23,922

				20,333,476

Less: Current portion				(1,591,153)

Noncurrent portion				$18,742,323

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

Statement of Accrued Expenses and Other Current Liabilities

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Amount

Refund liability	$39,493,180

Contract liabilities	33,951,838

Temporary receipts from customers	30,612,702

Others (Note)	37,437,707

Total	$141,495,427

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

Statement of Bonds Payable

DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums		Unamortized
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-101-3	Taipei Fubon Commercial Bank Co., Ltd.	2012.10.09	On 10.09 annually	1.53	$4,400,000	$-	$4,400,000	$-	$4,400,000	Bullet repayment	Nil
Domestic unsecured bonds-101-4
-C	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	On 01.04 annually	1.49	3,000,000	-	3,000,000	-	3,000,000	Bullet repayment	Nil
Domestic unsecured bonds-102-1
-C	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	On 02.06 annually	1.50	3,600,000	-	3,600,000	-	3,600,000	Bullet repayment	Nil
Domestic unsecured bonds-102-2
-B	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	On 07.16 annually	1.70	3,500,000	-	3,500,000	-	3,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-4
-D	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	On 09.25 annually	1.85	2,600,000	2,600,000	-	-	-	Bullet repayment	Nil
-E	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	On 09.25 annually	2.05	5,400,000	-	5,400,000	-	5,400,000	Bullet repayment	Nil
-F	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	On 09.25 annually	2.10	2,600,000	-	2,600,000	-	2,600,000	Bullet repayment	Nil
Domestic unsecured bonds-109-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.58	3,000,000	-	3,000,000	(2,019)	2,997,981	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.62	10,500,000	-	10,500,000	(8,182)	10,491,818	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.64	10,500,000	-	10,500,000	(9,008)	10,490,992	Bullet repayment	Nil
Domestic unsecured bonds-109-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.52	5,900,000	-	5,900,000	(3,994)	5,896,006	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.58	10,400,000	-	10,400,000	(8,078)	10,391,922	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.60	5,300,000	-	5,300,000	(4,522)	5,295,478	Bullet repayment	Nil
Domestic unsecured bonds-109-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.55	4,500,000	-	4,500,000	(3,215)	4,496,785	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.60	7,500,000	-	7,500,000	(6,066)	7,493,934	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.64	2,400,000	-	2,400,000	(2,118)	2,397,882	Bullet repayment	Nil
Domestic unsecured bonds-109-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.58	5,700,000	-	5,700,000	(4,031)	5,695,969	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.65	6,300,000	-	6,300,000	(5,117)	6,294,883	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.67	1,900,000	-	1,900,000	(1,689)	1,898,311	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.50	4,800,000	-	4,800,000	(3,533)	4,796,467	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.58	8,000,000	-	8,000,000	(6,637)	7,993,363	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.60	2,800,000	-	2,800,000	(2,517)	2,797,483	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.40	1,600,000	-	1,600,000	(1,380)	1,598,620	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.44	5,600,000	-	5,600,000	(5,285)	5,594,715	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.48	4,800,000	-	4,800,000	(4,817)	4,795,183	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.36	1,900,000	-	1,900,000	(1,529)	1,898,471	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.41	10,200,000	-	10,200,000	(8,920)	10,191,080	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.45	6,400,000	-	6,400,000	(5,930)	6,394,070	Two equal installments in last two years	Nil
Domestic US$ unsecured bonds-109-1	Mega International Commercial Bank Co., Ltd.	2020.09.22	On 09.22 annually	2.70	27,674,000	-	27,674,000	(28,207)	27,645,793	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.50	4,800,000	-	4,800,000	(4,202)	4,795,798	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.55	11,400,000	-	11,400,000	(10,483)	11,389,517	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.60	4,900,000	-	4,900,000	(4,673)	4,895,327	Bullet repayment	Nil

(Continued)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums		Unamortized
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-110-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.50	$5,200,000	$-	$5,200,000	$(4,662)	$5,195,338	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.58	8,400,000	-	8,400,000	(7,858)	8,392,142	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.65	5,600,000	-	5,600,000	(5,406)	5,594,594	Bullet repayment	Nil
Domestic unsecured bonds-110-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.52	6,900,000	-	6,900,000	(6,374)	6,893,626	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.58	7,900,000	-	7,900,000	(7,539)	7,892,461	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.65	4,900,000	-	4,900,000	(4,788)	4,895,212	Bullet repayment	Nil
Domestic unsecured bonds-110-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.485	4,000,000	-	4,000,000	(3,702)	3,996,298	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.50	8,000,000	-	8,000,000	(7,549)	7,992,451	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.55	5,400,000	-	5,400,000	(5,212)	5,394,788	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.62	4,200,000	-	4,200,000	(4,124)	4,195,876	Bullet repayment	Nil
Domestic US$ unsecured bonds-110-5	Mega International Commercial Bank Co., Ltd.	2021.09.23	On 09.23 annually	3.10	27,674,000	-	27,674,000	(28,357)	27,645,643	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.535	3,200,000	-	3,200,000	(3,100)	3,196,900	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.54	6,900,000	-	6,900,000	(6,718)	6,893,282	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.60	4,600,000	-	4,600,000	(4,545)	4,595,455	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.62	1,600,000	-	1,600,000	(1,600)	1,598,400	Bullet repayment	Nil
Domestic unsecured bonds-110-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.65	7,700,000	-	7,700,000	(7,782)	7,692,218	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.675	3,500,000	-	3,500,000	(3,543)	3,496,457	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.72	5,500,000	-	5,500,000	(5,580)	5,494,420	Bullet repayment	Nil

TOTAL					$315,048,0000	$2,600,000	$312,448,000	$(264,591)	312,183,409

Less: current portion									(4,400,000)

									$307,783,409

(Concluded)

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

Statement of NET REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece) (Note)	Amount

Wafer	14,178,630	$1,402,118,668
Other		172,627,213

Net revenue		$1,574,745,881

Note:	12-inch equivalent wafers.

STATEMENT 15

Taiwan Semiconductor Manufacturing Company Limited

Statement of Cost of Revenue

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$13,758,417
Raw material purchased	56,415,699
Raw materials, end of year	(10,368,446)
Transferred to manufacturing or operating expenses	(10,981,143)
Others	(200,555)
Subtotal	48,623,972
Direct labor	18,715,561
Manufacturing expenses	747,716,382
Manufacturing cost	815,055,915
Work in process, beginning of year	88,575,222
Work in process, end of year	(134,097,879)
Transferred to manufacturing or operating expenses	(37,978,640)
Cost of finished goods	731,554,618
Finished goods, beginning of year	21,338,980
Finished goods purchased	66,032,066
Finished goods, end of year	(32,290,346)
Transferred to manufacturing or operating expenses	(19,492,776)
Scrapped	(197,224)
Subtotal	766,945,318
Others	19,171,526

Total	$786,116,844

STATEMENT 16

Taiwan Semiconductor Manufacturing Company Limited

Statement of Operating Expenses

FOR THE YEAR ENDED DECEMBER 31, 2021

(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$42,226,907	$11,638,789	$3,023,857

Consumables	36,331,182	129,888	15

Depreciation expense	25,427,064	1,714,495	35,087

Repair and maintenance expense	5,853,864	1,648,596	2,372

Donation expense	5,000	4,376,018	-

Management fees of the Science Park Administration	-	2,928,361	-

Patents	-	2,352,979	-

Commission	-	-	982,988

Others (Note)	13,573,258	6,178,474	238,563

Total	$123,417,275	$30,967,600	$4,282,882

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 17

Taiwan Semiconductor Manufacturing Company Limited

Statement of Labor, Depreciation and Amortization BY FUNCTION

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2021				Year Ended December 31, 2020
			Classified as				Classified as
			Other				Other
		Classified as	Operating			Classified as	Operating
	Classified as	Operating	Income		Classified as	Operating	Income
	Cost of Revenue	Expenses	and Expenses	Total	Cost of Revenue	Expenses	and Expenses	Total

Labor cost
Salary and bonus	$81,828,800	$51,640,741	$-	$133,469,541	$69,338,762	$45,256,603	$-	$114,595,365
Labor and health insurance	4,214,578	2,511,734	-	6,726,312	3,237,054	2,161,319	-	5,398,373
Pension	2,084,604	1,135,950	-	3,220,554	1,551,256	962,997	-	2,514,253
Board compensation	-	507,304	-	507,304	-	525,853	-	525,853
Others	2,098,074	1,093,824	-	3,191,898	1,736,977	1,031,341	-	2,768,318
	$90,226,056	$56,889,553	$-	$147,115,609	$75,864,049	$49,938,113	$-	$125,802,162

Depreciation	$375,608,062	$27,176,646	$146,549	$402,931,257	$288,762,450	$24,585,627	$31,609	$313,379,686

Amortization	$5,510,463	$2,590,267	$-	$8,100,730	$4,732,478	$2,315,216	$-	$7,047,694

Note 1:	As of December 31, 2021 and 2020, the Company had 54,193 and 47,917 employees, respectively. There were both 9 non-employee directors.

Note 2:	Average labor cost for the years ended December 31, 2021 and 2020 were NT$2,706 thousand and 2,615 thousand, respectively.

Note 3:	Average salary and bonus for the years ended December 31, 2021 and 2020 were NT$ 2,463 thousand and 2,392 thousand, respectively. The average salary and bonus increased by 2.97% year over year.

Note 4:	The Company did not have supervisors for the years ended December 31, 2021 and 2020. Therefore, there was no compensation to the supervisor.

Note 5:

The Company’s compensation policies: The Company’s employees are entitled to a comprehensive compensation and benefits program above the industry average. The compensation program includes a monthly salary, business performance bonuses based on quarterly business results, and a profit sharing bonus based on annual profits. The Company determines the amount of the business performance bonus and profit sharing based on operating results and industry practice in the R.O.C.. The amount and distribution of the bonus and profit sharing are recommended by the Compensation Committee to the Board of Directors for approval. Individual rewards are based on each employee’s job responsibility, contribution and performance.

Note 6:

The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation Committee then submitted to the Board of Directors for approval.

Note 7:

According to the Company’s Articles of Incorporation, the Board of Directors is authorized to determine the salary for the Chairman, Vice Chairman and Directors, taking into account the extent and value of the services provided for the management of the Company and the standards of the industry within the R.O.C. and overseas. The Articles of Incorporation also provide that the compensation to directors shall be no more than 0.3% of annual profits and directors who also serve as executive officers of the Company are not entitled to receive compensation to directors. The distribution of compensation to directors shall be made in accordance with the Company’s “Rules for Distribution of Compensation to Directors” based on the following principles: (1) directors who also serve as executive officers of the Company are not entitled to receive compensation; (2) the compensation for independent directors may be higher than the other directors, as all independent directors also serve as members of the Audit Committee and the Compensation Committee and thus participate in the discussions as well as resolutions of related committee meetings in accordance with the charter of each committee; and (3) the compensation for overseas independent directors may be higher than domestic independent directors.